Form 10-K, Exhibit 13
period 2000-12-31
MONSANTO CO /NEW/
filed 2001-03-26
CIK 1110783

                                                             EXHIBIT 13

                          FINANCIAL REVIEW




                         FINANCIAL CONTENTS

Selected Financial Data                                            19
Management's Discussion and Analysis
  of Financial Condition and Results of Operations                 20
Statement of Consolidated Income (Loss)                            35
Statement of Consolidated Financial Position                       36
Statement of Consolidated Cash Flows                               37
Statement of Consolidated Shareowners' Equity
  and Statement of Consolidated Comprehensive Income (Loss)        38
Notes to Consolidated Financial Statements                         39
Management Report                                                  60
Independent Auditors' Report                                       61

                                                SELECTED FINANCIAL DATA (unaudited)
                                                         MONSANTO COMPANY
---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER PRO FORMA SHARE AMOUNTS)        2000           1999           1998           1997           1996
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
  Net sales(1)                                                $ 5,493        $ 5,248        $ 4,448         $3,673         $2,928
  Income from operations                                          567            610             55             13            506
  Income (loss) before income taxes and cumulative effect
    of a change in accounting principle                           334            263            (60)             1            531
  Cumulative effect of a change in accounting principle(1)        (26)            --             --             --             --
  Net income (loss)(2)                                            149            150           (125)            31            319
  Pro forma net income (loss)(1)                                  175            124           (125)           N/A            N/A

DILUTED EARNINGS (LOSS) PER PRO FORMA SHARE:(3)
  Net income (loss)                                           $  0.58        $  0.58        $ (0.48)        $ 0.12         $ 1.24
  Pro forma net income (loss)(1)                                 0.68           0.48          (0.48)           N/A            N/A

YEAR-END FINANCIAL POSITION:
  Total assets                                                $11,726        $11,101        $10,891         $5,123         $3,650
  Working capital                                               2,216          2,323          1,879          1,000            719
  Long-term debt                                                  962          4,278          4,388          1,000             --
  Debt-to-total capitalization(4)                                19.3%          48.5%          53.3%          36.8%           N/A
  Current ratio                                                1.80:1         2.36:1         2.01:1         1.70:1         1.67:1

OTHER DATA:
  Dividends per share(5)                                      $  0.09            N/A            N/A            N/A            N/A
  Stock price:
    High                                                        27.38            N/A            N/A            N/A            N/A
    Low                                                         19.75            N/A            N/A            N/A            N/A
    Year-end                                                    27.06            N/A            N/A            N/A            N/A
  Shares outstanding (year-end, in millions)(6)                 258.0            N/A            N/A            N/A            N/A
  Employees (year-end)                                         14,700            N/A            N/A            N/A            N/A
---------------------------------------------------------------------------------------------------------------------------------

The operating results data and earnings per pro forma share data, set forth above for the years ended Dec. 31, 2000, 1999, 1998, and 1997 and the financial position data as of Dec. 31, 2000, 1999, and 1998 are derived from our audited financial statements. The operating results data for the year ended Dec. 31, 1996 and the financial position information as of Dec. 31, 1997 and 1996 are derived from unaudited financial statements. In the opinion of management, this unaudited financial data has been prepared on a basis consistent with the audited financial statements and includes all adjustments, which are only normal recurring adjustments necessary for a fair presentation of the operating results and financial position.

---------------------------------------------------------------------------------------------------------------------------------

(1) In 2000, Monsanto adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), the Securities and Exchange Commission's interpretation of accounting guidelines on revenue recognition. The adoption of SAB 101 primarily affected the company's recognition of license revenues from biotechnology traits sold through third-party seed companies. Monsanto now recognizes this license revenue when a grower purchases seed as compared with the previous practice of recognizing the license revenue when the third-party seed company sold the seed into the distribution system. As a result, no license revenues from biotechnology traits sold by third-party seed companies were recognized in the fourth quarter of 2000, whereas the fourth quarter of 1999 included $42 million of such license revenues. SAB 101 requires companies to report any change in revenue recognition related to adopting its provisions as an accounting change in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes. Monsanto recognized the cumulative effect of a change in accounting principle of a loss of $26 million, net of taxes of $16 million, effective Jan. 1, 2000. If Monsanto had recognized trait license revenue on a comparable basis, net income would have been $124 million or $0.48 per pro forma share in 1999 compared with $175 million or $0.68 per pro forma share in 2000.
(2) Pretax income for 2000 included $261 million in pretax costs associated with our restructuring plan to focus on key projects, resulting in the termination of certain research and development programs, net of the reversal of certain prior-year restructuring reserves; for the year ended 1999 it included a $101 million pretax charge associated with a failed merger and accelerated business integration costs, net of the reversal of restructuring reserves established in 1998; for the year ended 1998 it included $604 million pretax costs for restructuring charges and the write-off of acquired in-process research and development; for the year ended 1997 it included pretax charges of $633 million for the write-off of acquired in-process research and development; for 1996 it included restructuring and other special pretax charges of $95 million.
(3) For all periods prior to 2000, diluted earnings per pro forma share were calculated using 258 million weighted-average common shares, the number of common shares outstanding after the initial public offering on Oct. 23, 2000. Diluted earnings per pro forma share for 2000 were calculated using 258 million weighted-average common shares outstanding plus the effect of dilutive common share equivalents totaling 0.5 million, consisting of outstanding stock options.
(4) Debt-to-total capitalization is the sum of total short-term and long-term debt divided by the sum of total short-term and long-term debt and shareowners' equity.
(5) The dividend of $0.09 per share on the company's common stock declared in the fourth quarter of 2000 and paid in 2001 represents a prorated dividend based on a quarterly dividend of $0.12 per share.
(6) On Oct. 23, 2000, Monsanto sold 38 million shares of its common stock in an initial public offering, including 3 million shares of common stock with respect to which underwriters exercised their over-allotment option on Oct. 20, 2000. Subsequent to the offering, Pharmacia owned and continues to own 220 million shares of common stock.


              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

                                  OVERVIEW

Monsanto Company and subsidiaries (Monsanto or the company) comprises the operations, assets and liabilities that were previously the agricultural business of Pharmacia Corporation (Pharmacia). Monsanto manages its business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of the crop protection products, animal agriculture and environmental technologies business lines. The Seeds and Genomics segment consists of the global seeds and related traits business and genetic technology platforms.
     We are a global provider of technology-based solutions and agricultural products for growers and downstream customers, such as grain processors, food companies and consumers, in agricultural markets. The combination of our herbicides, seeds and related genetic trait products provides growers with integrated solutions to more efficiently and cost effectively produce crops at higher yields, while controlling weeds, insects and diseases.
     On Sept. 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, pursuant to the terms of a Separation Agreement dated as of that date. The Statements of Consolidated Income (Loss), Consolidated Financial Position, and Consolidated Cash Flows for all periods prior to Sept. 1, 2000, were prepared on a carve-out basis to reflect the historical operating results, assets, and liabilities of the agricultural business operations.
     Pharmacia provided and continues to provide certain general and administrative services to Monsanto, including finance, legal, treasury, information systems, public affairs, regulatory and human resources. Although prior to Sept. 1, 2000, it was not practicable to determine what the cost of certain services would have been on a stand-alone basis, these costs were allocated to Monsanto based on methodologies that management believes to be reasonable, but which do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Monsanto been a separate, stand-alone public entity during all periods presented. Costs associated with finance, information systems, and human resources were allocated based on the number of people in those functions assigned to support Monsanto. Public affairs, legal, and regulatory cost allocations were based on work effort and projects specific to the business. Treasury cost allocations were based on Monsanto's sales as a percentage of total sales.
     As described in Notes 11, 12, 13 and 14 to the consolidated financial statements, Monsanto employees and retirees participate in various pension, health care, savings and other benefit plans. The costs related to those plans and attributable to Monsanto are included in Monsanto's consolidated financial statements prior to Sept. 1, 2000, and generally are based on the percentage of Monsanto's payroll costs to total payroll costs. Following the separation of the agricultural business operations of Monsanto from Pharmacia on Sept. 1, 2000, Monsanto employees are covered by pension and stock-based compensation plans sponsored by either Monsanto or Pharmacia and participate in health care and other benefit plans sponsored by Monsanto.
     Beginning Sept. 1, 2000, the consolidated financial statements reflect the results of operations, financial position, and cash flows of the company as a separate entity responsible for procuring or providing the services previously provided by Pharmacia. The consolidated financial statements also include the costs of services purchased from Pharmacia and the reimbursement for services provided to Pharmacia pursuant to a transition services agreement.
     On Oct. 23, 2000, Monsanto sold 38,033,000 shares of its common stock at $20 per share in an initial public offering (IPO), including 3,033,000 shares of common stock with respect to which the underwriters exercised their over-allotment option. The total net proceeds to Monsanto were $723 million. Subsequent to the offering, Pharmacia owned and continues to own 220,000,000 shares of common stock, representing
85.3 percent ownership of Monsanto. Additionally, the company issued 10,000 restricted common stock shares at the date of the IPO. Basic earnings per pro forma share information was prepared using the number of common shares outstanding (258,043,000) after Monsanto's IPO. Diluted earnings per pro forma share for 2000 were calculated using the number of common shares outstanding at year-end plus the dilutive effect of common share equivalents totaling 0.5 million shares, consisting of outstanding stock options.
     In 2000, Monsanto adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), the Securities and Exchange Commission's interpretation of accounting guidelines on revenue recognition. The adoption of SAB 101 primarily affected the company's recognition of license revenues from biotechnology traits sold through third-party seed companies. Monsanto now recognizes this license revenue when a grower purchases seed as compared with the previous practice of recognizing the license revenue when the third-party seed company sold the seed into the distribution system. As a result, no license revenues from biotechnology traits sold by third-party seed companies were recognized in the fourth quarter of 2000, whereas the fourth quarter of 1999 included $42 million of such license revenues.

     SAB 101 requires companies to report any change in revenue recognition related to adopting its provisions as an accounting change in accordance with Accounting Principles Board Opinion No. 20,
Accounting Changes. Monsanto recognized the cumulative effect of a change in accounting principle of a loss of $26 million, net of taxes of $16 million, effective Jan. 1, 2000. If Monsanto had

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

recognized trait license revenues on a comparable basis, net income would have been $124 million or $0.48 per pro forma share in 1999 compared with $175 million or $0.68 per pro forma share in 2000.
     The primary operating performance measure for our two segments is earnings before interest and taxes (EBIT). Total company EBIT for the year ended Dec. 31, 2000, increased slightly to $518 million from $506 million in the prior year. However, in 2000 and in prior years, special charges and other items significantly affected our results. Additionally, our seed company acquisitions in 1998 and 1997 resulted in a substantial increase in amortization expense associated with goodwill and other intangible assets. Accordingly, management believes that earnings before cumulative effect of accounting change, interest, taxes, depreciation, amortization, restructuring and special items (EBITDA (excluding special items)) is an appropriate measure for evaluating the operating performance of our business. EBITDA (excluding special items) eliminates, among other things, the effects of depreciation of tangible assets and amortization of intangible assets, most of which resulted from the seed company acquisitions accounted for under the purchase method of accounting. In particular, it also eliminates the effects of the special items. For further details see Note 5 -- Restructuring and Other Special Items -- to the consolidated financial statements. The presentation of EBITDA (excluding special items) is intended to supplement investors' understanding of our operating performance. EBITDA (excluding special items) may not be comparable to other companies' EBITDA performance measures. It is not intended to replace net income, cash flows, financial position or comprehensive income, as determined in accordance with accounting principles generally accepted in the United States.
     Management's Discussion and Analysis should be read in conjunction with Monsanto's Consolidated Financial Statements, the accompanying footnotes and the Market Risk Management section. Unless otherwise indicated, "Monsanto" and "the company" are used interchangeably to refer to Monsanto Company or to Monsanto Company and consolidated subsidiaries, as appropriate to the context. With respect to time periods prior to the separation of Monsanto's businesses from those of Pharmacia on Sept. 1, 2000, references to "Monsanto" or "the company" also refer to the agricultural division of Pharmacia. In the tables, all dollars are in millions, except per-share amounts.

                                        RESULTS OF OPERATIONS

---------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31,                                              2000           1999           1998
---------------------------------------------------------------------------------------------------
Net sales                                                      $5,493         $5,248         $4,448
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Net income (loss) before cumulative
  effect of accounting change                                     175            150           (125)
Add: Interest expense -- net                                      184            243             94
     Income tax provision                                         159            113             65
---------------------------------------------------------------------------------------------------
        EBIT(1)                                                   518            506             34
Add: Restructuring and special items                              261            101            604
---------------------------------------------------------------------------------------------------
EBIT (excluding special items)                                    779            607            638
Add: Depreciation                                                 270            238            205
     Amortization of goodwill and
       other intangible assets                                    276            309            163
---------------------------------------------------------------------------------------------------
EBITDA (excluding special items)(2)                            $1,325         $1,154         $1,006
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Diluted earnings (loss) per pro forma share:(3)
  Income (loss) before cumulative effect
    of accounting change                                       $ 0.68         $ 0.58         $(0.48)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Pro forma financial information applying
  new accounting principle retroactively:
    Net income (loss)                                          $  175         $  124         $ (125)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

    Diluted earnings (loss) per
      pro forma share(3)                                       $ 0.68         $ 0.48         $(0.48)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) Earnings before cumulative effect of accounting change, interest and taxes.
(2) Earnings before cumulative effect of accounting change, interest, taxes, depreciation, amortization, and restructuring and special items.
(3) For all periods prior to 2000, diluted earnings per pro forma share were calculated using 258 million weighted-average common shares, the number of common shares outstanding after the initial public offering. Diluted earnings per pro forma share for 2000 was calculated using 258 million weighted-average common shares outstanding plus the effect of dilutive common share equivalents totaling 0.5 million, consisting of outstanding stock options.

                MONSANTO ACHIEVES SALES OF $5.5 BILLION

Net sales increased to $5.5 billion in 2000, compared with $5.2 billion in 1999. This increase was due primarily to a 6 percent increase in Roundup(R) herbicide and other glyphosate product sales, and to a lesser degree, increased sales of our selective chemistries business and of Roundup(R) lawn and garden products, as well as an increase in technology royalty revenues. Offsetting these gains was the effect of weaker foreign currencies, primarily the euro, and a 3 percent decline in our seed business revenue, due primarily to the divestiture of the Stoneville Pedigreed Seed business (Stoneville) in December 1999 and lower sales of conventional seeds.
     Cost of goods sold increased 8 percent to $2.8 billion in 2000 from $2.6 billion in the prior year. The primary reason for this increase was an 18 percent increase in glyphosate product sales volumes. Start-up expenses associated with our new manufacturing facility for Posilac(R) bovine somatotropin in Augusta, Georgia, also contributed to increased cost of goods sold. Gross profit of $2.7 billion in 2000 remained relatively flat compared with 1999. Increased gross profit for the family of Roundup(R) products and seed sales that included biotechnology traits was primarily offset by lower gross profit in our conventional seed and environmental technologies businesses, which reported lower net sales in 2000 than in 1999.

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

     Selling, general and administrative expenses increased slightly to $1.3 billion for 2000, compared with $1.2 billion for 1999. This increase was attributable primarily to increased spending on biotechnology acceptance and education programs in 2000. Also contributing to the increase in selling, general and administrative expenses were increased agency fees payable to The Scotts Company (Scotts) in our Roundup(R) lawn and garden business because of the increase in sales in 2000. See "Our Agreement with The Scotts Company" for further details.
     Research and development expenses decreased 15 percent to $588 million in 2000 compared with $695 million in 1999. This decrease was due primarily to our decision to reduce our spending on non-core programs and to focus our research programs on certain key crops.
     Amortization and adjustments of goodwill increased 66 percent to $212 million in 2000 compared with $128 million in the prior year as a result of an $88 million writedown of goodwill primarily associated with our decision to terminate the nutrition programs at Calgene. In 1999, we incurred an $8 million charge to amortization and adjustments of goodwill related to the termination of several research programs. Excluding these charges, amortization and adjustments of goodwill were relatively flat in 2000 compared with 1999.
     Net interest expense in 2000 decreased 24 percent to $184 million from $243 million in the prior year, primarily reflecting the $2.9 billion reduction in debt resulting from our separation from Pharmacia and our initial public offering. Other expense -- net decreased 53 percent to $49 million in 2000, compared with $104 million in 1999, primarily because of the inclusion in 1999 of $85 million in cost associated with the failed merger with Delta and Pine Land Company (Delta and Pine Land), partially offset by increased equity losses from affiliates ($16 million) and the write-down of our investment in a marketable equity security ($7 million) in 2000.
     Pretax income increased approximately 27 percent or $71 million primarily because of an increase in net sales and a decrease in operating expenses in 2000, resulting in an increase in income tax expense of $46 million when compared with the prior year. The increase in the effective tax rate to 48 percent from 43 percent in the prior year was primarily because the $88 million write-down of goodwill in 2000 was not deductible. See "Restructuring and Special Items (before tax)" for further details.
     Net income totaled $149 million, or $0.58 per pro forma share, for the year ended Dec. 31, 2000, compared with $150 million, or $0.58 per pro forma share, for 1999. However, net income for 2000 included a cumulative effect of accounting change of $26 million after tax, or $0.10 per pro forma share. In addition, both years' net income included special after tax charges of $197 million and $81 million, respectively. Excluding these special charges in both periods and the cumulative effect of an accounting change in 2000, net income for 2000 would have been $372 million, or $1.44 per pro forma share, a 61 percent increase over net income of $231 million, or $0.90 per pro forma share, for 1999. See "Restructuring and Special Items (before tax)" for further details.
     Our business results are affected by changes in foreign economies and foreign currency exchange rates, as well as by climate conditions around the world. Our sales growth was adversely affected by weak economic conditions in certain world areas, which lessened the demand for herbicides, especially in Eastern Europe and the Commonwealth of Independent States in 2000 and 1999 and in Southeast Asia in 2000 and 1998. Unfavorable climate conditions in key areas of Latin America and Canada during late 1999 (the 2000 planting season) decreased demand for herbicides and limited sales volume growth of Roundup(R) in the 2000 crop year. Although we have operations in virtually every region of the world, our business is principally conducted in the United States, Argentina, Brazil, Canada, Australia, France and Japan. Accordingly, changes in economic conditions, foreign exchange rates and climate conditions in those parts of the world generally have a more significant effect on our operations than similar changes in other places.

                           PRIOR YEAR REVIEW

Net sales increased 18 percent in 1999 to $5.2 billion from $4.4 billion in the prior year, primarily reflecting the inclusion of a full year of sales from seed companies acquired late in 1998. Excluding the 1998 seed company acquisitions and the divestiture of the tomato business, net sales would have increased 3 percent. The increase in net sales reflected increased sales of the family of Roundup(R) herbicides and increased technology royalty revenues, partially offset by decreases in revenues in our environmental technologies business and our Roundup(R) lawn and garden business.
     Cost of goods sold for 1999 increased 19 percent to $2.6 billion from $2.1 billion in the prior year, primarily reflecting the inclusion of a full year of the results of seed companies acquired in 1998. Gross margin for 1999 was 51 percent of net sales, compared with 52 percent of net sales in 1998. This decline was the result of a slight decline in gross margin in our Agricultural Productivity segment, primarily in Roundup(R) and other glyphosate products, partially offset by a modest gain in gross margin in our Seeds and Genomics segment, where an increase in seed trait revenues and improved seed gross margin drove up the gross margin.

     Selling, general and administrative expenses increased to $1.2 billion in 1999 from $1.1 billion in 1998 primarily reflecting the full-year inclusion of seed companies acquired in 1998 and increased general and administrative services provided to our business, mainly in the area of information

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

technology, regulatory and biotechnology acceptance programs. In addition, our 1999 results were negatively affected by an increase in bad debt expense to $70 million compared with $29 million in 1998. Research and development expenses increased 30 percent, to $695 million in 1999, from $536 million in 1998, again because of the inclusion of a full year of the operating expenses of the acquired seed companies, and because of increased spending on genomics research and biotechnology. Amortization and adjustments of goodwill increased 66 percent to $128 million during the same period because of higher goodwill amortization from seed company acquisitions.
     Other expenses increased $83 million to $104 million in 1999 compared with $21 million in 1998, primarily as a result of $85 million of costs associated with the failed merger with Delta and Pine Land combined with litigation costs. Net interest expense increased from $94 million in 1998 to $243 million in 1999 reflecting a full year of interest expense on approximately $4.3 billion of long-term acquisition-related debt. Our long-term debt increased significantly in late 1998 to $4.4 billion at Dec. 31, 1998; however our 1998 results included interest expense on this higher debt level for a shorter period of time compared with a full year in 1999.
     Income tax expense for 1999 was $113 million, an increase from income tax expense for 1998 of $65 million, primarily because pretax income increased and because a portion of goodwill amortization and adjustments in 1999 was nondeductible.
     Net income in 1999 improved to $150 million, or $0.58 cents per pro forma share, and included a full year of operating results, amortization and interest expense related to the acquired seed companies compared with a net loss of $125 million, or $0.48 cent loss per pro forma share in 1998.

                RESTRUCTURING AND SPECIAL ITEMS (BEFORE TAX)

For 2000 and each of the prior two years, our results have included restructuring and special items that significantly affected net income. The pretax income (expense) components of restructuring and special items were as follows:

---------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31,                                              2000           1999           1998
---------------------------------------------------------------------------------------------------
Restructuring charges                                           $(107)         $  --          $(143)
Write-off of goodwill                                             (88)            (8)           (39)
Write-off of obsolete inventory                                   (60)            --             --
Reversal of restructuring reserves                                  4             11             --
In-process research and development
  write-offs                                                       --             --           (402)
Accelerated integration costs                                      --            (53)            --
Failed merger costs                                                --            (85)            --
Gain on the sale of Stoneville                                     --             35             --
Other                                                             (10)            (1)           (20)
---------------------------------------------------------------------------------------------------
    Total restructuring and
      special items                                             $(261)         $(101)         $(604)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


        RESTRUCTURING AND SPECIAL ITEMS (BEFORE TAX) FOR 2000

In 2000, we recorded a net pretax charge of $261 million ($197 million after tax) to operations, primarily associated with our plan to focus on key research and development projects, resulting in the elimination of certain programs, net of a $4 million reversal of restructuring reserves. The plan encompassed a decision to focus more stringently on our key crops and to eliminate certain food and biotechnology research programs, and the shutdown of certain administrative and manufacturing facilities. Of the $261 million of charges, $79 million was for the write-off of goodwill associated with the nutrition programs acquired from Calgene, $9 million was for the write-off of goodwill associated with a European seed business, $30 million was included in cost of goods sold for the write-off of laureate oil inventories and $30 million was included in cost of goods sold for the write-off of obsolete seed and other inventories. The restructuring charges of $107 million included $61 million of involuntary employee separation costs for 695 employees worldwide, including positions in administration, manufacturing and research and development. The remaining $46 million of restructuring charges consisted of equipment write-offs of $22 million, accounts receivable write-offs of $12 million, contract terminations of $5 million, $3 million of various license and germplasm write-offs associated with the eliminated research programs, dismantling costs of $2 million and other shut-down costs of $2 million. Also, included in the total charge were other special items of $10 million consisting of $3 million for costs associated with a failed joint venture and $7 million for the recognition of an impairment of a marketable equity security that was classified as available for sale. In addition, in the first half of 2000, we reversed restructuring liabilities of $4 million related to the 1998 restructuring plan, largely as a result of lower actual severance expenses than originally estimated. Our 1998 restructuring plan is complete.
     Cash payments to complete the 2000 plan will be funded from operations and are not expected to significantly affect our liquidity. Additional charges are expected to be incurred as we plan to continue to stringently focus our research and development programs and streamline our operations. Total pretax charges from this plan are expected to be approximately $425 million to $475 million, including $261 million of net charges incurred in 2000. The remaining restructuring charges we expect to incur relate primarily to facility closures and employee severance. We expect to incur approximately $160 million to $215 million of these costs

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

during 2001 when plans are finalized, approved, and the appropriate communications with employees occur. We expect to implement these actions by the end of 2001 and we anticipate they will yield annual cash savings of approximately $100 million. See Note 5 -- Restructuring and Other Special Items -- to the consolidated financial statements for further details.

                RESTRUCTURING AND SPECIAL ITEMS (BEFORE TAX)
                              FOR 1999 AND 1998

In 1999, we recorded a net pretax charge of $101 million ($81 million after tax) that included $61 million of costs associated with the accelerated integration of our agricultural chemical and seed operations and $85 million related to a failed merger with Delta and Pine Land. These costs were partially offset by a pretax gain of $35 million on the divestiture of Stoneville and an $11 million reversal of restructuring liabilities established in 1998.
     Cash payments to complete the actions were funded from operations and did not significantly affect our liquidity. The accelerated integration actions were substantially completed by Dec. 31, 2000, and we expect our actions to result in annual pretax cash savings of $24 million.
     Offsetting the restructuring and unusual charges in 1999 was a pretax gain of $11 million from the reversal of restructuring reserves established in 1998. These restructuring reversals were principally required as a result of actual severance and facility shutdown costs that were lower than originally estimated. In addition, we recognized a pretax gain of $35 million on the sale of Stoneville and miscellaneous other expense of $1 million which was recorded in "Other expense -- net." See Note 5 -- Restructuring and Other Special Items -- to the consolidated financial statements for further details.
     In 1998, we recorded pretax restructuring charges of $182 million as part of our overall strategy to cut costs and to integrate our acquired seed businesses via the closure of certain facilities, reductions in work force, and sale of our tomato business, the operations of which were no longer consistent with our strategic objectives. We also recorded a pretax charge of $20 million related to the cancellation of employee stock options in connection with the acquisition of DEKALB Genetics Corporation (DEKALB Genetics). In addition, we recognized $402 million of in-process research and development write-offs primarily arising from our purchases of DEKALB Genetics, Plant Breeding International Cambridge Limited (PBI) and certain international seed operations of Cargill Incorporated (Cargill).
     Through Dec. 31, 2000, cash payments of $57 million were made to eliminate approximately 630 positions. Eighty positions contemplated in the plan were eliminated through attrition. In addition, $9 million in facility shutdown payments were incurred in connection with the 1998 restructuring plan. This restructuring plan has been completed. Cash payments to complete the 1998 plan were funded from operations and did not significantly impact our liquidity. The restructuring actions are expected to result in annual pretax savings of $60 million. See Note 5 -- Restructuring and Other Special Items -- to the consolidated financial statements for further details.

                      AGRICULTURAL PRODUCTIVITY SEGMENT

OUR AGRICULTURAL PRODUCTIVITY SEGMENT CONSISTS OF OUR CROP PROTECTION PRODUCTS (ROUNDUP(R) AND OTHER GLYPHOSATE PRODUCTS AND SELECTIVE
CHEMISTRIES) AND OUR ANIMAL AGRICULTURE, ROUNDUP(R) LAWN AND GARDEN, AND ENVIRONMENTAL TECHNOLOGIES BUSINESSES.

---------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31,                                              2000           1999           1998
---------------------------------------------------------------------------------------------------
NET SALES
Roundup(R) and other glyphosate
  products, excluding Roundup(R) lawn
  and garden products                                          $2,625         $2,482         $2,289
All other                                                       1,260          1,104          1,211
---------------------------------------------------------------------------------------------------
    Total net sales                                            $3,885         $3,586         $3,500
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

                AGRICULTURAL PRODUCTIVITY NET SALES FOR 2000

Net sales for our Agricultural Productivity segment increased 8 percent in 2000 to $3.9 billion compared with $3.6 billion in 1999 as lower prices for our family of Roundup(R) herbicides, excluding Roundup(R) lawn and garden products, were more than offset by higher sales volumes of these products. Sales were also affected by an increase in other Agricultural Productivity revenues because of increases in selective chemistry sales and Roundup(R) lawn and garden product sales, partially offset by a slight decline in net sales in our animal agriculture and environmental technologies businesses.

     Net sales for our Roundup(R) herbicide and other glyphosate products (excluding Roundup(R) lawn and garden products) in 2000 increased 6 percent to $2.6 billion, as compared with $2.5 billion in the prior year, primarily due to an 18 percent increase in Roundup(R) herbicide and other glyphosate product volumes partly offset by lower selling prices. The increase in volumes was consistent with our strategy of selectively reducing prices to encourage new uses and increase sales volumes. Roundup(R) herbicide and other glyphosate product sales increased primarily in the United States, Argentina, and Europe, because of an incremental number of acres planted with Roundup Ready(R) traits and the

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

continued adoption of conservation tillage. On Sept. 20, 2000, the compound per se patent protection for the active ingredient in Roundup(R) herbicide expired in the United States. Although we have not had patent protection on glyphosate outside the United States for several years, we anticipate increasing competition in the United States from lower-priced generic and other branded glyphosate products following the expiration of this patent.
     Net sales of our other Agricultural Productivity products increased 14 percent in 2000 to $1.3 billion, from $1.1 billion in 1999, primarily because of increased net sales in our selective chemistries and Roundup(R) lawn and garden businesses. Sales of selective chemistries increased 18 percent in 2000 over 1999 because of increased corn herbicide sales, primarily Harness(R) Xtra in the United States, and our new wheat herbicide for control of brome grass. Roundup(R) lawn and garden sales increased 47 percent over the prior year when sales had dropped, reflecting a change in distribution method which caused distribution channel inventories to decline for these products in 1999. Partially offsetting these increases in 2000 were slight declines in net sales in our animal agriculture and environmental technologies businesses.

                         PRIOR YEAR NET SALES REVIEW

Net sales of our Agricultural Productivity segment in 1999 increased to $3.6 billion compared with $3.5 billion in 1998 as lower prices for our family of Roundup(R) herbicides, excluding Roundup(R) lawn and garden products, were more than offset by higher sales volumes of these products. Sales were also affected by a decline in other Agricultural Productivity product revenues because of decreases in selective chemistry sales and Roundup(R) lawn and garden product sales, and because of a decline in our environmental technologies business offset in part by higher sales of our animal agriculture products, primarily Posilac(R).
     Net sales of Roundup(R) and other glyphosate products (excluding Roundup(R) lawn and garden products) grew 8 percent to $2.5 billion in 1999 compared with $2.3 billion in 1998. During 1999, volumes from Roundup(R) and other glyphosate products, excluding Roundup(R) lawn and garden products, grew at a rate slightly above the past decade's 20 percent average annual volume growth rate, principally because of strong volume growth in the United States, Argentina, Brazil, Australia and Canada. Higher sales volumes in the United States in 1999 were largely offset by lower selling prices announced in late 1998. We also reduced selling prices of Roundup(R) over the past several years in most markets outside the United States in response to generic competition in those regions. Outside the United States, the effect of lower selling prices was more than offset by increased sales volumes. Sales volume growth during the period resulted from increased adoption of conservation tillage, use of Roundup(R) in new applications and increased use of Roundup(R) over the top of Roundup Ready(R) crops.
     Net sales of our other Agricultural Productivity products declined 9 percent to $1.1 billion in 1999 from $1.2 billion in 1998. The primary driver of this decline was a drop in net sales in our Roundup(R) lawn and garden business and in our environmental technologies business, Enviro-Chem, and, to a lesser extent, a decrease in our selective chemistries sales. These declines were partially offset by increased net sales in our animal agriculture business. Net sales of our Roundup(R) lawn and garden products were negatively affected in 1999 by a change in our distribution method. In connection with the change in distribution, distribution channel inventories declined during the year. As a result of a downward trend in metal and fertilizer prices that began in 1997, Enviro-Chem net sales declined by approximately 37 percent in 1999. Our worldwide selective chemistries sales declined 5 percent in 1999 from 1998, reflecting the downturn in the agricultural economy in the United States as well as the continued poor economic environment in the Commonwealth of Independent States. Net sales in our animal agriculture business grew because of a 14 percent increase in sales volumes of Posilac(R) from 1998 to 1999.
     Our sales growth was adversely affected by weak economic conditions in certain world areas in 1999, which lessened the demand for herbicides, especially in Eastern Europe and the Commonwealth of Independent States. Drought conditions in key areas of Brazil during the 1999 planting season decreased demand for herbicides and limited sales volume growth of Roundup(R) in 1999.


                              AGRICULTURAL PRODUCTIVITY EBIT AND EBITDA
                                      (EXCLUDING SPECIAL ITEMS)
---------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31,                                              2000           1999           1998
---------------------------------------------------------------------------------------------------
EBIT(1)                                                        $1,099         $  897         $  869
Add: Restructuring and special items                               22             27             45
---------------------------------------------------------------------------------------------------
     EBIT (excluding special items)                             1,121            924            914
Add: Depreciation                                                 205            178            169
     Amortization of goodwill and
        other intangible assets                                     4              7              6
---------------------------------------------------------------------------------------------------
EBITDA (excluding special items)(2)                            $1,330         $1,109         $1,089
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) Earnings before cumulative effect of accounting change, interest and taxes.
(2) Earnings before cumulative effect of accounting change, interest, taxes, depreciation, amortization, and restructuring and special items.

                                EBIT FOR 2000

EBIT (excluding special items) for the Agricultural Productivity segment increased 21 percent to $1.1 billion in 2000, compared with $924 million in 1999. This increase was due primarily to increased sales and decreased operating expenses from the prior year.

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

     Gross profit for the Agricultural Productivity segment increased 6 percent for 2000, as compared with 1999, driven by the increased sales of Roundup(R), selective chemistries, and Roundup(R) lawn and garden products. However, gross margin for the segment declined one percentage point, primarily because of an overall decline in the net selling price of our Roundup(R) and other glyphosate family of products as a result of our continued strategy to selectively reduce the prices of Roundup(R) products to encourage increased uses.
     Operating expenses for the Agricultural Productivity segment decreased approximately 6 percent in 2000 from 1999, despite the increase in net sales for the segment. This decrease in operating expenses was primarily because of cost reductions in research and development as we increased focus on core research and development programs. Other expense -- net decreased $6 million in 2000 vs. 1999, primarily because of decreased losses from equity affiliates in 2000.

                                EBIT FOR 1999

EBIT (excluding special items) for our Agricultural Productivity segment increased 1 percent in 1999 to $924 million compared with $914 million in 1998. Cost of goods sold for our Agricultural Productivity segment increased 3 percent during the period 1998 to 1999, while sales volumes for our family of Roundup(R) herbicides and Posilac(R) increased by 41 percent during the same period.
     Agricultural Productivity segment gross profit improved slightly in 1999 on higher overall volume and lower unit cost in our family of Roundup(R) herbicides. Gross margin declined one percentage point in this segment because of decreased glyphosate prices. The increase in gross profit, coupled with a slight decline in operating expenses, led to an overall increase in EBIT in 1999 for the Agricultural Productivity segment.

                         SEEDS AND GENOMICS SEGMENT

OUR SEEDS AND GENOMICS SEGMENT CONSISTS OF THE GLOBAL SEEDS AND RELATED TRAIT BUSINESS, AND GENETIC TECHNOLOGY PLATFORMS.

Net sales for the Seeds and Genomics segment declined slightly to $1.6 billion in 2000 when compared with $1.7 billion in 1999. Seed net sales declined 3 percent in 2000 primarily because of lower sales of conventional seed varieties and the absence of sales from Stoneville which was sold in late 1999. This decrease was partially offset by a 14 percent increase in sales of seeds that included biotechnology traits, as the company continues to strategically shift more of its seed offerings to seeds with biotechnology traits. The number of acres planted with Roundup Ready(R) traits increased 17 percent in 2000, with Roundup Ready(R) soybean acres increasing 18 percent over 1999 planted acres.

                         PRIOR YEAR NET SALES REVIEW

The financial results of our Seeds and Genomics segment in 1999 were significantly affected by the seed company acquisitions made in 1998. In 1998, we acquired DEKALB Genetics, PBI and certain international seed operations of Cargill for a total cost of $4.1 billion. These acquisitions are part of our strategy to build a global seed infrastructure to provide breeding and distribution capabilities for our seed traits.
     Net sales of the Seeds and Genomics segment were $1.7 billion in 1999, compared with $948 million in 1998. The $800 million increase in 1999 net sales primarily reflected the inclusion of our 1998 seed company acquisitions for a full year, and to a lesser extent an increase in seed sales which included biotechnology traits. The number of acres planted with Roundup Ready(R) soybeans increased 46 percent in 1999, the product's fourth year in the marketplace. Revenues from seed sales which include biotechnology traits, both in connection with our seed sales and from licensing our technology to other seed companies, increased 68 percent in 1999 as the number of acres planted with crops possessing biotechnology traits increased. Roundup Ready(R) soybeans, Roundup Ready(R) cotton and YieldGard(R) insect-protected corn showed the most significant increases.

                                 SEEDS AND GENOMICS EBIT AND EBITDA
                                      (EXCLUDING SPECIAL ITEMS)
---------------------------------------------------------------------------------------------------
YEAR ENDED DEC. 31,                                              2000           1999           1998
---------------------------------------------------------------------------------------------------
EBIT(1)                                                         $(581)         $(391)         $(835)
Add: Restructuring and special items                              239             74            559
---------------------------------------------------------------------------------------------------
     EBIT (excluding special items)                              (342)          (317)          (276)
Add: Depreciation                                                  65             60             36
     Amortization of goodwill and
       other intangible assets                                    272            302            157
---------------------------------------------------------------------------------------------------
EBITDA (excluding special items)(2)                             $  (5)         $  45          $ (83)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) Earnings before cumulative effect of accounting change, interest and taxes.
(2) Earnings before cumulative effect of accounting change, interest, taxes, depreciation, amortization, and restructuring and special items.

                                EBIT FOR 2000

EBIT for the Seeds and Genomics segment in 2000 was a loss of $581 million compared with a loss of $391 million in the prior year. The increased loss was largely because of one-time operating charges related to our plan to focus on specific key crops combined with lower gross profit. The decrease in gross profit was the result of lower sales volumes

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY

combined with higher costs associated with inventory management initiatives. In addition, the company incurred increased spending on promotions and education associated with biotechnology acceptance and incurred higher legal fees. Partly offsetting these increased costs was a reduction in research and development expense as we focused our efforts on our key crops.
     The one-time operating charges included the elimination of certain food and biotechnology research programs, and the shutdown of certain administrative and manufacturing facilities. We also wrote down $88 million of goodwill primarily associated with the decision to terminate the nutrition program at Calgene. Excluding this write-down, amortization and adjustments of goodwill decreased 10 percent in 2000 compared with 1999.
     EBIT (excluding special items) was a loss of $342 million compared with a loss of $317 million in 1999. The increased loss was primarily attributable to a lower total gross profit from seed sales partly offset by a higher gross profit from trait licensing revenues. However, operating expenses were 8 percent lower compared with those in the previous year and, in addition to lower amortization expense, research and development spending decreased 7 percent.

                                EBIT FOR 1999

EBIT for the Seeds and Genomics segment in 1999 was a loss of $391 million, compared with a loss of $835 million in 1998. The Seeds and Genomics segment's cost of goods sold as a percentage of sales improved from 53 percent to 51 percent from 1998 to 1999 because of trait licensing revenue growth and synergies from seed business integration. Operating expenses, excluding special items and amortization, increased primarily because of the inclusion of a full year of operating expenses in 1999 from the seed companies acquired in 1998. Additionally, we continued to expand our investment in genomics and biotechnology.
     In 1998, EBIT was significantly negatively affected by costs related to our seed company acquisitions and restructuring actions. In 1998, unusual items included in-process research and development write-offs of $402 million and restructuring expense and other special charges of $157 million, which included $20 million related to the cancellation of DEKALB Genetics stock options in connection with the DEKALB Genetics acquisition. EBIT in 1999 and 1998 were also negatively affected by intangible asset amortization of $302 million and $157 million, respectively. The increase in intangible asset amortization was due primarily to increased goodwill from the seed company acquisitions.

                ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

In-process research and development charges for the seed companies acquired in 1998 covered numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consisted of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of crops modified through biotechnology. The in-process research and development projects were valued by a discounted cash flow method with risk-adjusted discount rates, generally from 12 percent to 20 percent, which took into account the stage of development of each in-process research and development category. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. Although there are risks associated with the ultimate completion and commercialization of these research projects, the failure of any one project would not materially affect the total value of the research programs. The in-process projects were at various stages of completion at the dates of acquisition. In 2000, we had expenses of approximately $45 million for biotechnology-related activities and approximately $40 million for conventional breeding activities related to completing these in-process research and development projects. During the next six years, management expects to spend approximately $110 million on biotechnology-related activities and approximately $130 million on conventional breeding activities to complete these in-process research and development projects, as follows:

---------------------------------------------------------------------------------------------------------------------------------
ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT EXPECTED SPENDING

---------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS)                                                    2001     2002     2003     2004     2005     THEREAFTER    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT
1998 Acquisition-related
  conventional seed programs                                      $40      $35      $30      $20      $ 5           $ --     $130
1998 Acquisition-related
  biotechnology programs                                           35       25       20       15       10              5      110
---------------------------------------------------------------------------------------------------------------------------------
Total Expected In-Process R&D Spending                            $75      $60      $50      $35      $15           $  5     $240
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


     We intend to fund these costs, consisting primarily of salary and benefit expenses for research and development employees, with cash generated from existing businesses. Revenues from the in-process research and development projects related to the 1998 acquisitions began in 1999.

              MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                     CONDITION and RESULTS of OPERATIONS
                              MONSANTO COMPANY


                    OUR AGREEMENT WITH THE SCOTTS COMPANY

In 1998, Monsanto entered into an agency and marketing agreement with The Scotts Company (Scotts) with respect to our Roundup(R) lawn and garden business. Under the agreement, beginning in the fourth quarter of 1998, Scotts was obligated to pay us a $20 million fixed fee each year to defray costs associated with the Roundup(R) lawn and garden business. Scotts' payment of a portion of this fee owed in each of the first three years of the agreement is deferred and required to be paid at later dates, together with interest. Monsanto is accruing the $20 million fixed fee per year owed by Scotts ratably over the periods during which it is being earned as a reduction of selling, general and administrative expenses. We are also accruing interest on the amounts owed by Scotts and including such amounts in interest income. The total amounts owed by Scotts, including accrued interest, were $42 million in 2000, and $26 million in 1999. Scotts is required to begin paying these deferred amounts at $5 million per year in monthly installments beginning Oct. 1, 2002.

            FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

------------------------------------------------------------------------------------
AS OF DEC. 31,                                                   2000           1999
------------------------------------------------------------------------------------
Working capital                                                $2,216         $2,323
Current ratio                                                  1.80:1         2.36:1
Debt-to-total capitalization                                    19.3%          48.5%
------------------------------------------------------------------------------------

     At the end of 2000, our working capital decreased $107 million from the prior year end primarily because of an increase in short-term borrowing requirements, partly offset by higher trade receivables. Receivables increased $487 million largely because of increased sales and more customer-favorable payment terms driven by competitive market conditions in the United States and Latin America, as well as unfavorable economic conditions in Latin America. Our operations generated $671 million of cash in 2000 compared with $120 million in 1999. The increase in cash from operations was because of increased sales, lower operating expenses, and the absence of a significant currency devaluation in Brazil.
     Cash required for facility and equipment purchases decreased slightly in 2000. Although capacity expansions and improvements to manufacturing facilities in the United States and Latin America continued, expenditures were at a slightly lower rate in 2000.The increase in acquisitions and investments in 2000 over the prior year was primarily because of equity investments in biotechnology and the purchase of a controlling interest in an equity affiliate. We also deposited $205 million with Pharmacia Treasury Services AB (PTS), a wholly owned subsidiary of Pharmacia, as part of a cash management arrangement. During 1999 we invested $108 million in joint ventures and equity investments in manufacturing technology. Also during 1999, Monsanto received $335 million of cash from Cargill, as a refund of a portion of the original purchase price for certain international Cargill seed operations. Major investments in 1998 of $4.1 billion included the acquisitions of DEKALB Genetics, PBI and certain international seed operations of Cargill. See Note 4 -- Principal Acquisitions, Mergers and Divestitures -- to the consolidated financial statements for further details.
     Related party transactions, excluding treasury cash management, during the last four months of 2000 resulted in a net receivable with Pharmacia of $99 million. Transition services, including payroll, pension, and information technology associated with the separation accounted for the outstanding receivable.
     Long-term debt of the parent attributable to the Monsanto agriculture division of Pharmacia in 1999 decreased $4.3 billion as the result of a transfer of $2.2 billion of debt to Pharmacia as part of the separation, a reclassification of $1.1 billion of commercial paper borrowings to short-term debt, and a reclassification of the remaining
$1.0 billion to long-term debt of Monsanto. These long-term obligations were primarily variable-rate, medium-term notes, debt of our subsidiaries, and debt associated with our employee stock ownership plan.
     Since Sept. 1, 2000, Monsanto used proceeds of $723 million from the IPO which closed on Oct. 23, 2000, to repay a portion of the commercial paper debt that had been assumed from Pharmacia. As of Dec.
31, 2000, the company's short-term borrowings included a loan payable to PTS of $635 million. Monsanto has committed borrowing facilities amounting to $1.5 billion that were unused as of Dec. 31, 2000. The facilities largely exist to support commercial paper borrowings, and covenants under these credit facilities restrict maximum borrowings. See
Note 9 -- Debt and Other Credit Arrangements -- to the consolidated financial statements for further details. These credit facilities give us the financial flexibility to satisfy future short- and medium-term funding requirements.
     Our businesses are seasonal. Historically, the company has generated the majority of its sales during the first half of the year, consistent with the purchasing and growing patterns of growers in North America, our largest market. We historically have had net losses during the second half of the year. Sales and income may shift somewhat between quarters depending on growing conditions. Consistent with industry practice, we regularly extend credit to our customers to

             MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                    CONDITION and RESULTS of OPERATIONS
                             MONSANTO COMPANY

enable them to acquire our products at the beginning of the growing season. The seasonality of our business and the need to extend credit to our customers results in short-term borrowings to finance working capital requirements. Cash provided by operations is a major source of working capital funds. To the extent the company's cash provided by operations was not sufficient to fund its cash needs, generally during the first half of the year, short-term borrowings were used to finance these requirements.

                            SHAREOWNER MATTERS

On Dec. 7, 2000, Monsanto announced a prorated quarterly dividend on its common stock of $0.09 per share payable on Feb. 1, 2001, to shareowners of record on Jan. 8, 2001. This amount is based on a quarterly dividend of $0.12 per share, prorated from Oct. 23, 2000, the date of the closing of Monsanto's IPO of common stock. On Feb. 22, 2001, Monsanto declared a quarterly dividend on its common stock of $0.12 per share payable on May 1, 2001, to shareowners of record on April 10, 2001. The dividend rate reflects a policy adopted by the board of directors following the IPO. Monsanto's common stock is traded principally on the New York Stock Exchange. The number of shareowners of record as of March 2, 2001, was
154. The largest shareowner, Pharmacia Corporation, owns approximately 85 percent of Monsanto common stock outstanding. The high and low common stock price for the year were $27.38 and $19.75, respectively.

                              EURO CONVERSION

On Jan. 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their national currencies and the euro. During the transition period, from Jan. 1, 1999, until June 30, 2002, both the national currencies and the euro will be legal currencies. Beginning July 1, 2002, the euro will be the sole legal tender for transactions in these countries.
     In September 1997, we formed a cross-functional team and hired a consultant to address issues associated with the euro conversion. As of Jan. 1, 1999, we began to engage in euro-denominated transactions and were legally compliant. We expect to have all affected information systems fully converted by April 2002. We do not expect the euro conversion to have a material effect on our competitive position, business operations, financial position or results of operations.

                         NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedge accounting. It requires an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 requires changes in the fair value of derivatives should be recognized in either Net Income or Other Comprehensive Income, depending on the designated purpose of the derivative. Monsanto does not hold or issue such financial instruments for trading purposes. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This statement amends portions of SFAS No. 133, including the effective date. Monsanto adopted SFAS No. 133 and SFAS No. 138 on Jan. 1, 2001. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative-effect adjustment of $2 million, net of tax, in accumulated other comprehensive income to reflect the fair value of all derivatives that are designated as cash-flow hedges. No cumulative-effect adjustment was required to reflect the fair value of derivatives that are designated as fair-value hedges, nor for the difference between the carrying values and the fair values of related hedged assets and liabilities.

             MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                    CONDITION and RESULTS of OPERATIONS
                             MONSANTO COMPANY

                          MARKET RISK MANAGEMENT

Market risk represents the risk of a change in the value of a financial instrument, derivative or nonderivative, caused by fluctuations in interest rates, currency exchange rates, and commodity and equity prices. The company handles market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.
     Because the company's short and long-term debt exceeds cash and investments, the exposure to interest-rate risk relates primarily to the debt portfolio. To the extent the company has cash available for investment to ensure liquidity, the company will only invest that cash in short-term money market instruments. The majority of our debt consists of variable-rate, short-term obligations. Sensitivity analysis presents the hypothetical change in fair value of those financial instruments held by the company as of Dec. 31, 2000, which are sensitive to changes in interest rates. Market risk is estimated as the potential change in fair value resulting from an immediate hypothetical one-percentage point parallel shift in the yield curve. The fair values of the company's investments and loans are based on quoted market prices or discounted future cash flows. Except for the Employee Stock Ownership Plan (ESOP) guaranteed debt attributable to Monsanto from Pharmacia, which we plan to assume from Pharmacia, we currently only have debt and investments maturing in less than 180 days and variable-rate medium-term notes. As the carrying amounts on short-term loans and investments maturing in less than 180 days, and as the carrying amount of variable-rate medium-term notes approximate the fair value, a one-percentage point change in the interest rates would not change the fair value of our debt and investments portfolio.
     The company's management of currency exposure is primarily focused on reducing the negative effect of currency fluctuations on consolidated cash flow and earnings. From time to time, the company uses forward contracts and currency options to actively manage the net exposure in accordance with established hedging policies. The company hedges recorded commercial transaction exposures, intercompany loans and anticipated transactions. The company's significant hedged positions included euros, Polish zlotys, Australian dollars, and Hungarian forint. Unfavorable currency movements of 10 percent would negatively affect the fair market values of the derivatives held to hedge commercial exposures by $49 million.
     The company uses futures contracts to protect against commodity price increases mainly in the seeds and genomics business. The majority of these contracts hedge the purchases of soybean and corn inventories. A 10 percent decrease in soybean or corn prices would have a negative effect on the fair value of those futures by $10 million and $3 million, respectively.
     The company also has investments in equity securities. All such investments are classified as long-term available for sale investments. The fair market value of these investments is $96 million. The majority of these investments are listed on a stock exchange or quoted in an over-the-counter market. If the market price of the traded securities would decrease by 10 percent, the fair value of the equities would decrease by $10 million. See Note 7 -- Investments -- to the consolidated financial statements for further details.

                                  OUTLOOK

At the close of 2000, agricultural commodity prices continued to be at multi-year low levels. Although our sales growth, like that of other agricultural companies, was adversely affected by the weakened farm economy, we have seen continued sales growth due to the cost-effectiveness of and value added to growers by our product portfolio. We expect sales growth to continue through increased sales of Roundup(R) and other glyphosate products and expansion of our biotechnology seeds and traits.
     We will continue to focus on managing costs in 2001. However, having achieved the majority of the planned savings in selling, general and administrative costs, research-and-development spending and inventories as reflected in 2000 results, the focus in 2001 also will be on receivables management. Increasing energy costs in late 2000 and early 2001 will slightly increase our cost of goods sold which we expect will be largely offset by manufacturing efficiencies in 2001.
     Roundup(R) and our other glyphosate products continue to face competition from generic producers in certain markets outside the United States, where patents protecting Roundup(R) have expired. Compound per se patent protection for the active ingredient in Roundup(R) herbicide expired in the United States on Sept. 20, 2000. Consistent with our global pricing strategy of selectively reducing prices to encourage new uses, we have reduced our prices on the family of Roundup(R) products in the United States.
     We expect to continue to selectively reduce prices, offer targeted discounts or rebates, and use other promotional strategies to encourage new uses and to increase our sales volumes. This strategy likely will result in a modest reduction in our gross margin, consistent with gross margin reduction in the last three years. We expect that increased Roundup(R) and other glyphosate product sales volumes and growth in our other business lines will enable us to grow our total gross

             MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                    CONDITION and RESULTS of OPERATIONS
                             MONSANTO COMPANY

profit in the future above 2000 levels. In addition, as other agricultural chemical suppliers have access to glyphosate in the United States, often through supply agreements with us, their pricing policies may cause downward pressure on prices. While there can be no assurance that any increases in volumes will offset price reductions, discounts, rebates and other incentives, this generally has been our experience in world areas outside of the United States where the glyphosate patents have expired.
     Technological advances in manufacturing processes and formulations, as well as expanding production capacity, are expected to continue the improvement of our glyphosate manufacturing cost structure and to help maintain our leadership position. We aim to increase our sales and income from Roundup(R) by encouraging expanded adoption of conservation tillage techniques by growers worldwide; introducing additional proprietary formulations of Roundup(R); increasing sales of Roundup Ready(R) crops which tolerate Roundup(R) herbicide for effective weed control; selectively reducing prices and other targeted promotional incentives to encourage new uses for Roundup(R); maintaining our position as a low-cost, high-quality glyphosate producer; and building on our relationships with our distribution partners.
     We continue to address concerns of consumers, public interest groups and government regulators regarding agricultural and food products developed through biotechnology. We plan to invest significant amounts in 2001 to address these concerns, including participating in an integrated, industry-wide initiative involving major companies with an interest in agricultural biotechnology. This initiative includes using consumer media to provide consumers with improved information sources on biotechnology. We also have stated our commitments on issues related to public acceptance of biotechnology in the New Monsanto Pledge, which was announced in late 2000. As part of the New Monsanto Pledge, we have committed not to launch new biotechnology seed products in the United States until we have approvals in both the United States and Japan, for both food and feed. We also hope to extend this intention to Europe as soon as it has established a working regulatory system. We are committed to addressing concerns regarding food products developed through biotechnology, and to achieving more effective regulation and greater acceptance and commercialization of biotechnology products.
     In the near term, we are focusing on regulatory approvals in Brazil, India, Europe and the United States that can bring biotechnology products to more farmers.
     In December 2000, the federal government of Brazil issued a provisional measure, which clarifies the regulatory environment for approval of biotechnology products. While substantial legal and regulatory steps must be completed before Monsanto is granted approval to sell Roundup Ready(R) soybeans in Brazil, we regard the provisional measure as a positive development.
     In India, we have applied to the government for approvals so that cotton that incorporates our insect-protected technology can be grown there in the future.
     We have filed for approval of two new corn products developed through the use of modern biotechnology in the United States as well as for import approval in Japan. The first is a variation of the Roundup Ready(R) corn products already commercialized that will use Monsanto proprietary biotechnology exclusively. The second product, called MaxGard(TM) insect-protected corn, offers protection against the corn rootworm and other insects by replacing traditional insecticides. Although no prediction can be made with regard to timing of approvals, the agricultural biotechnology regulatory systems in both countries have been fully functioning.
     In 2001, the European Union has voted to approve revisions to the 90/220 Council Directive, and officials are meeting to establish guidelines that should lead to a regulatory system that once again considers approving biotechnology products for importation. Such progress would be a positive step for many biotechnology products, including Monsanto's Roundup Ready(R) corn and other products currently already approved or under evaluation by other regulatory bodies worldwide.
     During 2001, all biotechnology crops that use the Bacillus thuringiensis (Bt) protein for insect protection will undergo a re-registration process conducted by the U.S. Environmental Protection Agency (EPA). Monsanto's Bollgard(R) cotton and YieldGard(R) corn will be part of this review, which was included as a condition of the original registration when the first Bt products were introduced five years ago. We expect all such regulatory actions to be subject to increased scrutiny.

     In late 2000, certain processed foods were subject to a recall when found to contain biotechnology material from a competitor's biotechnology seed product. This product had been approved for animal feed uses but not for human food uses in the United States. All of our biotechnology seed products have both food and feed approval in the United States and all other countries in which they have been approved, but they have not been approved in all countries. In a number of countries, allegations have been made that unintended (adventitious) biotechnology materials, both approved and unapproved, have been detected in seed, crops or food. These allegations have been made with respect to materials developed by us, as well as those developed by other companies. Some of the allegations made against us have been determined to be unsubstantiated or the results of inconclusive testing, and some are still under investigation or pending. We expect that the issue of adventitious presence will be a continuing one. The detection of adventitious biotechnology material could negatively impact our business or results of operations, or result in governmental regulatory compliance actions such as crop

             MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                    CONDITION and RESULTS of OPERATIONS
                             MONSANTO COMPANY

destruction or product recalls. We and others in the industry are seeking the establishment of explicit threshold levels for the adventitious presence of biotechnology traits. Although we believe that such thresholds are implicit in existing laws, the establishment of explicit thresholds would clearly render adventitious presence acceptable if it is below the established threshold amounts. However, even if explicit thresholds are adopted, our business could be adversely affected if adventitious biotechnology material is found in seed, crops or food in countries which have not approved such material or established explicit thresholds, or if the amounts of such material exceeds the established threshold.
     As discussed in Note 16 -- Commitments and Contingencies -- to the consolidated financial statements, Monsanto is involved in a number of lawsuits and claims relating to a variety of issues. Many of these lawsuits relate to intellectual property disputes. We expect that such disputes will continue to occur as the agricultural biotechnology industry continues to evolve.
     For additional information regarding the outlook for Monsanto, see "Cautionary Statements Regarding Forward-Looking Information."

       CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Under the Private Securities Litigation Reform Act of 1995, companies are provided with a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. We believe it is in the best interest of our shareowners to use these provisions in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise. Forward-looking statements include our business plans; the potential for the development, regulatory approval, and public acceptance of new products; other factors that could affect our future operations or financial position; and other statements that are not matters of historical fact. Such statements often include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.
     Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below.

COMPETITION FOR ROUNDUP(R)
The family of Roundup(R) herbicides is a major product line. Patents protecting Roundup(R) in several countries expired in 1991, and compound per se patent protection for the active ingredient in Roundup(R) herbicide expired in the United States in September 2000. These herbicides are likely to face increasing competition in the future. We believe that we can compensate for increased competition both within and outside the United States and continue to increase revenues and profits from Roundup(R) through a combination of (1) marketing strategy, (2) pricing strategy, and (3) decreased production costs.

* MARKETING STRATEGY: We expect to increase sales for Roundup(R) by focusing on brand premiums, providing unique formulations and services, offering integrated seed and biotech solutions through cross selling and the growth and introduction of Roundup Ready(R) crops, and continuing to encourage the practice of conservation tillage. The success of our Roundup(R) marketing strategy will depend on the continued expansion of conservation tillage practices and our ability to realize and promote cost and production benefits of our product packages, and to introduce new Roundup Ready(R) crops.

* PRICING STRATEGY: We have significantly reduced the sales price of Roundup(R) in the United States and around the world. This price elasticity strategy is designed to increase demand for Roundup(R) by making Roundup(R) more economical, encouraging both new uses of the product and expansion of the number of acres treated. Our experience in numerous markets worldwide has been that price reductions have stimulated volume growth. However, such volume increases also may have been influenced by a variety of other factors, such as weather; launch of new products including Roundup Ready(R) crops; competitive products and practices; and an increase in agricultural acres planted. Conditions, and therefore volume trends experienced to date, may or may not continue.

* PRODUCTION COST DECREASES: We also believe that increased volumes and technological innovations will lead to efficiencies that will reduce the production cost of glyphosate. As part of this strategy, we have entered into agreements to supply glyphosate to other herbicide producers. Such cost reductions will depend on realizing such increased volumes and innovations, and securing the resources required to expand production of Roundup(R).

             MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                    CONDITION and RESULTS of OPERATIONS
                             MONSANTO COMPANY

REALIZATION AND INTRODUCTION OF NEW PRODUCTS
Our ability to develop and introduce to market new products, particularly new agricultural biotechnology products, will be dependent, among other things, upon the availability of sufficient financial resources to fund research and development needs; the success of our research efforts; our ability to gain consumer acceptance and regulatory approvals; the demonstrated effectiveness of our products; our ability to produce new products on a large scale and to market them economically; our ability to develop, purchase or license required technology; and the existence of sufficient distribution channels.

GOVERNMENTAL AND CONSUMER ACCEPTANCE
The commercial success of agricultural and food products developed through biotechnology will depend in part on government and public acceptance of their cultivation, distribution and consumption. We continue to work with consumers, customers and regulatory bodies to encourage understanding of agricultural biotechnology products. Biotechnology has enjoyed and continues to enjoy substantial support from the scientific community, regulatory agencies and many governmental officials around the world. However, public attitudes may be influenced by claims that genetically modified plant products are unsafe for consumption or pose unknown risks to the environment or to traditional social or economic practices, even if such claims have little or no scientific basis. Securing governmental approvals for, and consumer confidence in, such products poses numerous challenges, particularly outside the United States. Some countries also have labeling requirements. In some markets, because these crops are not yet approved for import, growers in other countries may be restricted from introducing or selling their grain. Because some markets have not approved these products, a few companies in the food industry have offered premiums for non-genetically-modified crops, or have refused to purchase crops grown from seeds developed through biotechnology. Concerns about marketability of these products may also deter farmers from planting them, even in countries where planting has been approved. These concerns have recently prompted agriculture officials in some states to propose prohibitions on planting genetically modified wheat, which is one of our pipeline products. The development and sales of our products have been, and may in the future be, delayed or impaired because of adverse public perception or regulatory concerns about the safety of our products and the potential effects of these products on other plants, animals, human health and the environment.

REGULATORY APPROVALS
The field testing, production and marketing of our products are subject to extensive regulations and numerous government approvals, which vary widely among jurisdictions. Obtaining necessary regulatory approvals can be time-consuming and costly, and there is no guarantee of success. Regulatory authorities can block the sale or importation of our products, order recalls, or prohibit planting of seeds containing our technology. As agricultural biotechnology evolves, new unanticipated restrictions may be imposed. In addition, future international agreements such as the Cartagena Protocol on Biosafety, which is in the ratification process, may also affect the treatment of biotechnology products.

SEED QUALITY
The detection of unintended (adventitious) biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced could negatively impact our business or results of operations, or result in governmental regulatory compliance actions such as crop destruction or product recalls. For instance, the presence of Roundup(R) tolerance in conventional canola seed in the European Union resulted in government-mandated destruction of growing crops in some countries, and more recently, the reported presence of a competitor's Bt gene not approved for food use in taco shells in the United States has resulted in government scrutiny and a nationwide product recall. Concerns about seed quality related to biotechnology could also lead to additional regulations on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product. However, we and others in the industry are seeking the establishment of explicit threshold levels for the adventitious presence of biotechnology traits. Although we believe that such thresholds are implicit in existing laws, the establishment of explicit thresholds would clearly render adventitious presence acceptable if it is below the established threshold amounts.

INTELLECTUAL PROPERTY
We have devoted significant resources to obtaining and maintaining our intellectual property rights, which are material to our business. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions, Plant Variety Protection Act registrations and licensing arrangements to establish and protect our intellectual property. We seek to preserve our intellectual property rights and to operate without infringing the proprietary rights of third parties. Intellectual property positions are becoming increasingly important within the agricultural biotechnology industry.

             MANAGEMENT'S DISCUSSION and ANALYSIS of FINANCIAL
                    CONDITION and RESULTS of OPERATIONS
                             MONSANTO COMPANY

     There is some uncertainty about the value of available patent protection in certain countries outside the United States. Moreover, the patent positions of biotechnology companies involve complex legal and factual questions. Rapid technological advances and the number of companies performing such research can create an uncertain environment. Patent applications in the United States are kept confidential, and outside the United States, patent applications are published 18 months after filing. Accordingly, competitors may be issued patents from time to time without any prior warning to us. That could decrease the value of similar technologies that we are developing. Because of this rapid pace of change, some of our products may unknowingly rely on key technologies already patent-protected by others. If that should occur, we must obtain licenses to such technologies in order to continue to use them.
     Certain of our seed germplasm and other genetic material, patents, and licenses are currently the subject of litigation and additional future litigation is anticipated. Although the outcome of such litigation cannot be predicted with certainty, we will continue to defend and litigate our positions vigorously. We believe that we have meritorious defenses and claims in the pending suits.

TECHNOLOGICAL CHANGE AND COMPETITION
Many companies are engaged in plant biotechnology research. Technological advances by others could render our products less competitive. In addition, the ability to be first to market a new product can result in a significant competitive advantage. We believe that competition will intensify, not only from agricultural biotechnology firms but from major agrichemical, seed and food companies with biotechnology laboratories. Some of our agricultural competitors have substantially greater financial, technical and marketing resources than we do.

PLANTING DECISIONS AND WEATHER
Our business is highly seasonal. It is subject to weather conditions and natural disasters that affect commodity prices, seed yields, and grower decisions about purchases of seeds, traits and herbicides. As they have for the last three years, crop commodity prices continue to be at historically low levels. There can be no assurance that this trend will not continue. These lower commodity prices affect growers' decisions about the types and amounts of crops to plant and may negatively influence sales of our herbicide and seed products.

NEED FOR SHORT-TERM FINANCING
Like many other agricultural companies, we regularly extend credit to our customers to enable them to acquire agricultural chemicals and seeds at the beginning of the growing season. Our credit practices, combined with the seasonality of our sales, make us dependent on our ability to obtain substantial short-term financing to fund our cash flow requirements and on our ability to collect customer receivables. Our need for short-term financing typically peaks in the second quarter. Downgrades in our credit rating or other limitations on our ability to access short-term financing, including our ability to refinance our short-term debt as it becomes due, would increase our interest costs and adversely affect our sales and our profitability.

LITIGATION
We are involved in numerous major lawsuits regarding contract disputes, intellectual property issues, biotechnology, antitrust allegations and other matters. Adverse outcomes could subject us to substantial damages or limit our ability to sell our products.

MARKETS OUTSIDE THE UNITED STATES
Sales outside the United States make up a substantial portion of our revenues and we intend to continue to explore international sales opportunities actively. Challenges we may face in international markets include changes in foreign currency exchange rates, changes in a specific country's or region's political or economic conditions, climatic conditions, trade protection measures, import or export licensing requirements, and unexpected changes in regulatory requirements. Weakened economies may cause future sales to decrease because customers may purchase fewer goods in general, and also because imported products could become more expensive for customers to purchase in their local currency. Changes in exchange rates may affect our earnings, the book value of our assets outside the United States, and our equity.

                                              STATEMENT of CONSOLIDATED INCOME (LOSS)
                                                         MONSANTO COMPANY



---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER PRO FORMA SHARE AMOUNTS) YEAR ENDED DEC. 31,                  2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                                    $5,493         $5,248         $4,448
Cost of goods sold                                                                            2,770          2,556          2,149
---------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                                  2,723          2,692          2,299
OPERATING EXPENSES:
   Selling, general and administrative expenses                                               1,253          1,237          1,135
   Research and development expenses                                                            588            695            536
   Acquired in-process research and development                                                  --             --            402
   Amortization and adjustments of goodwill                                                     212            128             77
   Restructuring charges -- net                                                                 103             22             94
---------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                      2,156          2,082          2,244
INCOME FROM OPERATIONS                                                                          567            610             55
Interest expense (net of interest income of $30, $26 and $27 in
   2000, 1999 and 1998, respectively)                                                          (184)          (243)           (94)
Other expense -- net                                                                            (49)          (104)           (21)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT
   OF ACCOUNTING CHANGE                                                                         334            263            (60)
Income tax provision                                                                           (159)          (113)           (65)
---------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                     175            150           (125)
Cumulative effect of a change in accounting principle,
   net of tax benefit of $16 million                                                            (26)            --             --
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                            $  149         $  150         $ (125)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED EARNINGS (LOSS) PER PRO FORMA SHARE:
   Income (loss) before cumulative effect of accounting change                               $ 0.68         $ 0.58         $(0.48)
   Cumulative effect of accounting change                                                     (0.10)            --             --
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                            $ 0.58         $ 0.58         $(0.48)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

PRO FORMA AMOUNTS ASSUMING NEW ACCOUNTING PRINCIPLE
   IS APPLIED RETROACTIVELY:
---------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                                      $  175         $  124         $ (125)
      Basic and diluted earnings (loss) per pro forma share                                  $ 0.68         $ 0.48         $(0.48)
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                           STATEMENT of CONSOLIDATED FINANCIAL POSITION
                                                         MONSANTO COMPANY

---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS) AS OF DEC. 31,                                                2000           1999
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
   Cash and cash equivalents                                                                               $   131        $    26
   Trade receivables (net of allowances of $171 in 2000 and $151 in 1999)                                    2,515          2,028
   Miscellaneous receivables                                                                                   283            350
   Related party loan receivable                                                                               205             --
   Related party receivable                                                                                    261             --
   Deferred tax assets                                                                                         225            130
   Inventories                                                                                               1,253          1,440
   Other current assets                                                                                        100             53
---------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                                         4,973          4,027
Property, Plant and Equipment:
   Land                                                                                                         69             82
   Buildings                                                                                                   766            708
   Machinery and equipment                                                                                   2,688          2,187
   Computer software                                                                                           190            155
   Construction in progress                                                                                    746            726
---------------------------------------------------------------------------------------------------------------------------------
Total Property, Plant and Equipment                                                                          4,459          3,858
Less Accumulated Depreciation                                                                                1,800          1,639
---------------------------------------------------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                                                            2,659          2,219
Goodwill (net of accumulated amortization of $290 in 2000 and $183 in 1999)                                  2,827          3,081
Other Intangible Assets (net of accumulated amortization of $506 in 2000 and $362 in 1999)                     779            935
Other Assets                                                                                                   488            839
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                               $11,726        $11,101
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
   Short-term debt                                                                                         $   158        $    --
   Related party short-term loan payable                                                                       635             --
   Short-term debt of parent attributable to Monsanto                                                           --             89
   Accounts payable                                                                                            525            466
   Related party payable                                                                                       162             --
   Accrued compensation and benefits                                                                           172            147
   Restructuring reserves                                                                                       38             26
   Accrued marketing programs                                                                                  181            256
   Miscellaneous short-term accruals                                                                           886            720
---------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                                    2,757          1,704
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                                 962             --
Long-Term Debt of Parent Attributable to Monsanto                                                               --          4,278
Postretirement Liabilities                                                                                     367             --
Other Liabilities                                                                                              299            474
Commitments and Contingencies (see Note 16)
Shareowners' Equity:
   Common stock (authorized: 1,500,000,00 shares, par value $0.01)
      Issued: 258,043,000 shares in 2000                                                                        3             --
   Additional contributed capital                                                                            7,853             --
   Parent company's net investment                                                                              --          4,926
   Retained earnings                                                                                             2             --
   Accumulated other comprehensive loss                                                                       (479)          (281)
   Reserve for ESOP debt retirement -- attributable to Monsanto                                                (38)            --
---------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY                                                                                                 7,341          4,645
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                                  $11,726        $11,101
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                               STATEMENT of CONSOLIDATED CASH FLOWS
                                                         MONSANTO COMPANY

---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS) YEAR ENDED DEC. 31,                                                     2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Income (loss) before income taxes                                                             $ 334          $ 263        $   (60)
Adjustments to reconcile to cash provided (required) by operations:
   Items that did not require cash:
      Depreciation and amortization                                                             546            547            368
      Acquired in-process research and development expense                                       --             --            402
      Restructuring and other special items                                                     261             50            202
   Working capital changes that provided (required) cash:
      Trade receivables                                                                        (560)          (370)          (578)
      Inventories                                                                               118            (35)          (139)
      Accounts payable and accrued liabilities                                                   14           (108)          (779)
      Related party transactions                                                                (35)            --             --
      Other                                                                                     (54)           (29)            27
   Brazil currency devaluation                                                                   --           (223)            --
   Other items                                                                                   47             25             29
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (REQUIRED) BY OPERATIONS                                                      671            120           (528)
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
   Property, plant and equipment purchases                                                     (582)          (632)          (432)
   Acquisitions and investments                                                                (148)          (108)        (4,112)
   Loans with related party                                                                    (205)            --             --
   Investment and property disposal proceeds                                                     --            325             --
---------------------------------------------------------------------------------------------------------------------------------
NET CASH REQUIRED BY INVESTING ACTIVITIES                                                      (935)          (415)        (4,544)
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
   Net change in short-term financing                                                          (993)          (233)           (69)
   Loans from related party                                                                     635             --             --
   Long-term debt proceeds                                                                       --             --          3,276
   Long-term debt reductions                                                                    (58)          (110)            --
   Issuance of stock                                                                            723             --             --
   Net transactions with parent                                                                  62            627          1,866
---------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                       369            284          5,073
---------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            105            (11)             1
CASH AND CASH EQUIVALENTS:
   Beginning of year                                                                             26             37             36
---------------------------------------------------------------------------------------------------------------------------------
   End of year                                                                                $ 131          $  26        $    37
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


The effect of exchange rate changes on cash and cash equivalents was not material. All interest expense on debt specifically attributable to Monsanto is included in the Statement of Consolidated Income (Loss). However, no cash payments for interest or taxes were made by Monsanto during 1998 and 1999 and the eight months ended Aug. 31, 2000, because all interest and tax payments during these periods were made by Pharmacia. Cash payments for interest and taxes for the fourth quarter of 2000 were $21 million and $8 million, respectively.
     Non-cash transactions for 2000 include a reclassification of $1.1 billion of long-term debt to short-term debt. In addition, $2.2 billion of debt transferred to Pharmacia in exchange for additional equity in Monsanto was partially offset by net obligations of approximately $500 million assumed by Monsanto. Net transactions with parent include approximately $200 million of non-cash transactions.

The accompanying notes are an integral part of these financial statements.

                                           STATEMENT of CONSOLIDATED SHAREOWNERS' EQUITY
                                                         MONSANTO COMPANY


----------------------------------------------------------------------------------------------------------------------------------
                                                                         PARENT                   ACCUMULATED    RESERVE
                                                                        COMPANY                         OTHER        FOR
                                             COMMON    ADDITIONAL           NET    RETAINED     COMPREHENSIVE       ESOP
(DOLLARS IN MILLIONS)                         STOCK       CAPITAL    INVESTMENT     EARNING     INCOME (LOSS)       DEBT     TOTAL
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JAN. 1, 1998                      $--        $   --       $ 2,408        $ --             $ (22)      $ --    $2,386
Net income (loss)                                --            --          (125)         --                --         --      (125)
Net transactions with parent                     --            --         1,866          --                --         --     1,866
Foreign currency translation                     --            --            --          --                (8)        --        (8)
Net unrealized gain on investments               --            --            --          --                 6                    6
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DEC. 31, 1998                     $--        $   --       $ 4,149        $ --             $ (24)      $ --    $4,125
Net income                                       --            --           150          --                --         --       150
Net transactions with parent                     --            --           627          --                --         --       627
Foreign currency translation                     --            --            --          --              (250)        --      (250)
Net unrealized loss on investments               --            --            --          --                (7)        --        (7)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DEC. 31, 1999                     $--        $   --       $ 4,926        $ --             $(281)      $ --    $4,645
Net income through Aug. 31, 2000                 --            --           124          --                --         --       124
Net transactions with parent(1)                  --            --           318          --              (104)        --       214
Capitalization of Monsanto from
  Pharmacia (1,000 shares)(2)                     2         5,366        (5,368)         --                --         --        --
Debt exchanged for additional
  Pharmacia capital contribution                 --         1,765            --          --               (15)       (38)    1,712
Common stock issued on
  Oct. 23, 2000 (38,033,000 shares)               1           722            --          --                --         --       723
Grant of restricted stock (10,000 shares)        --            --            --          --                --         --        --
Net income from Sept. 1, 2000,
  through Dec. 31, 2000                          --            --            --          25                --         --        25
Cash dividend of $0.09 per common share          --            --            --         (23)               --         --       (23)
Foreign currency translation                     --            --            --          --              (107)        --      (107)
Net unrealized gain on investments               --            --            --          --                27         --        27
Minimum pension liability                        --            --            --          --                 1         --         1
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF DEC. 31, 2000                      $3        $7,853       $    --        $  2             $(479)      $(38)   $7,341
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes adjustments to reflect final determination of the historical amounts of net assets related to accumulated foreign currency translation adjustments.
(2) In September 2000, Monsanto shares were split with Pharmacia receiving 219,999 shares for each share held. After the separation, Pharmacia held 220,000,000 shares.

The components of accumulated other comprehensive income (loss) included: accumulated foreign currency translation of $(504) million, $(293) million and $(43) million for 2000, 1999 and 1998, respectively; net unrealized gain on investments, net of taxes, of $39 million, $12 million and $19 million for 2000, 1999 and 1998, respectively; and minimum pension liability, net of taxes, of $(14) million in 2000. There was no minimum pension liability directly attributable to Monsanto in 1999 and 1998.

                                   STATEMENT of CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS) YEAR ENDED DEC. 31,                                                     2000           1999            1998
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                            $ 149          $ 150           $(125)
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive (loss) income:
   Foreign currency translation adjustments                                                   (107)          (250)             (8)
   Unrealized net holding gains (losses) (net of tax of $15 in 2000,
      $(4) in 1999, $4 in 1998)                                                                 23             (7)              6
   Reclassification adjustment for losses included in income (net of tax of $3 in 2000)          4             --              --
   Additional minimum pension liability adjustment (net of tax of $1 in 2000)                    1             --              --
---------------------------------------------------------------------------------------------------------------------------------
Total other comprehensive loss                                                                 (79)          (257)             (2)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS)                                                            $  70          $(107)          $(127)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                             MONSANTO COMPANY

                                  NOTE 1
                   BACKGROUND AND BASIS OF PRESENTATION

Monsanto Company and subsidiaries (Monsanto or the company) is comprised of the operations, assets and liabilities that were previously the agricultural business of Pharmacia Corporation (Pharmacia). Monsanto manages its business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of the crop protection products, animal agriculture and environmental technologies business lines. The Seeds and Genomics segment consists of the global seeds and related traits business and genetic technology platforms.
     On Sept. 1, 2000, the assets and liabilities of the agricultural business were transferred from Pharmacia to Monsanto, pursuant to the terms of a Separation Agreement dated as of that date (the "Separation Agreement"). The consolidated financial statements for all periods prior to Sept. 1, 2000, have been prepared on a carve-out basis, which reflects the historical operating results, assets, and liabilities of the agricultural business operations.
     Pharmacia provides certain general and administrative services to Monsanto, including finance, legal, treasury, information systems, public affairs, regulatory and human resources. Although prior to Sept. 1, 2000, it was not practicable to determine what the cost of certain services would have been on a stand-alone basis, these costs were allocated to Monsanto based on methodologies that management believes to be reasonable, but which do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Monsanto been a separate, stand-alone public entity during all periods presented. Costs associated with finance, information systems, and human resources were allocated based on the number of people in those functions assigned to support Monsanto while public affairs, legal, and regulatory costs were driven by work effort and projects specific to the business. Treasury costs were allocated based on Monsanto's sales as a percentage of total sales.
     As described in Notes 11, 12, 13 and 14 to the consolidated financial statements, Monsanto employees and retirees participate in various pension, health care, savings and other benefit plans. The costs related to those plans and attributable to Monsanto included in Monsanto's consolidated financial statements prior to Sept. 1, 2000, generally are based upon the percentage of Monsanto's payroll costs to total payroll costs. Subsequent to Sept. 1, 2000, Monsanto employees are covered by pension and stock-based compensation plans either sponsored by Monsanto or Pharmacia and participate in health care and other benefit plans sponsored by Monsanto.
     Beginning Sept. 1, 2000, the consolidated financial statements reflect the results of operations, financial position, and cash flows of the company as a separate entity responsible for procuring or providing the services previously provided by Pharmacia, and include the costs of services purchased from Pharmacia pursuant to a transition services agreement.
     On Oct. 23, 2000, Monsanto sold 38,033,000 shares of its common stock at $20 per share in an IPO, including 3,033,000 shares of common stock with respect to which the underwriters exercised their over-allotment option. The total net proceeds to Monsanto were $723 million. Subsequent to the offering, Pharmacia owned and continues to own 220,000,000 shares of common stock, representing 85.3 percent ownership of Monsanto.
     Unless otherwise indicated, "Monsanto" and "the company" are used interchangeably to refer to Monsanto Company or to Monsanto Company and consolidated subsidiaries, as appropriate to the context. With respect to periods prior to the separation of Monsanto's businesses from those of Pharmacia on Sept. 1, 2000, references to "Monsanto" or "the company" also refer to the agricultural division of Pharmacia. In the tables, all dollar amounts are in millions, unless otherwise indicated.

                                  NOTE 2
                      SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION
The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements pertain to the company and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Investments in other companies over which Monsanto has the ability to exercise significant influence (generally through an ownership interest greater than 20 percent) are included in "Other Assets" in the Statement of Consolidated Financial Position. Monsanto's share of these companies' net earnings or losses is included in "Other expense -- net" in Monsanto's Statement of Consolidated Income (Loss).

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and that affect revenues and expenses during the period reported. Estimates are adjusted to reflect actual experience when necessary. Significant estimates and assumptions are used to account for allowances for doubtful accounts, restructuring reserves, environmental reserves, self-insurance reserves, employee benefit plans, asset impairments, in-process research and development, the allocation of corporate costs and contingencies. Actual results may differ from those estimates and assumptions.

                NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                             MONSANTO COMPANY

REVENUE RECOGNITION
Revenues are recognized when title to finished goods inventories is transferred and goods are delivered to customers. Where the right of return exists, sales revenues are reduced at the time of sale to reflect expected returns which are estimated based on historical experience. License revenues and revenues from the sale of product rights are recognized when the rights have been contractually conferred to the licensee or purchaser. Additional conditions for recognition of revenue are that the collection of sales proceeds is reasonably assured and that there are no further performance obligations under the sale or license agreement. Interest income from providing customers extended financing terms is included in revenues as earned, generally based upon the passage of time, with appropriate reductions for amounts whose collection is considered doubtful.

INCOME TAXES
Monsanto's operating results historically have been included in the consolidated federal and state income tax returns filed by Pharmacia and its subsidiaries in various U.S. and ex-U.S. jurisdictions. Following completion of the initial public offering described in Note 1 -- Background and Basis of Presentation -- to the consolidated financial statements, Monsanto will continue to be included in the Pharmacia consolidated group for all taxable periods during which Pharmacia beneficially owns at least 80 percent of the total voting power and value of Monsanto's common stock. The tax provisions reflected in Monsanto's Statement of Consolidated Income (Loss) have been computed as if Monsanto were a separate tax payer. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

MARKETING AND ADVERTISING COSTS
Marketing and advertising costs are expensed as incurred. Marketing program liabilities are accrued based upon specific performance criteria achieved by distributors, dealers and/or farmers, such as purchase volumes, promptness of payment and/or market share increases. The associated cost of marketing programs is recognized as a reduction of gross sales in the Statement of Consolidated Income (Loss).

CASH AND CASH EQUIVALENTS
All highly liquid investments with a maturity of three months or less at date of purchase are considered to be cash equivalents.

INVESTMENTS
Investments in debt securities are classified in the Statement of Consolidated Financial Position as either short-term (with maturities of greater than three months but less than one year) or long-term (with maturities beyond one year). Monsanto also has investments in equity securities, all of which are considered to be available for sale and are classified as other non-current assets.

FAIR VALUES OF FINANCIAL INSTRUMENTS
The recorded amounts of cash, trade receivables, investments in securities, miscellaneous receivables, third-party guarantees, commodity futures contracts, accounts payable, related party receivables and payables, related party loans/advances, and short-term debt approximate their fair values. Fair values are estimated by the use of quoted market prices, estimates obtained from brokers, and other appropriate valuation techniques based on information available at year end. The fair value estimates do not necessarily reflect the values that could be realized in the current market. See Note 10 -- Financial Instruments Fair Values -- to the consolidated financial statements for further details.

INVENTORY VALUATION
Inventories are stated at the lower of cost or market. Actual cost is used to value raw materials and supplies. Standard cost, which approximates actual cost, is used to value finished goods and goods in process. Standard cost includes direct labor and raw materials, and manufacturing overhead based on practical capacity. The cost of certain inventories (approximately 37 percent as of Dec. 31, 2000) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of other inventories generally is determined by the first-in, first-out (FIFO) method. Inventories at FIFO approximate current cost.

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill, the excess of cost over the fair value of net assets acquired, is amortized using the straight-line method over various periods not exceeding 40 years. Monsanto periodically reviews goodwill to evaluate whether changes have occurred that would suggest that goodwill may be impaired based on the estimated undiscounted cash flows of the assets acquired over the remaining amortization period. If this review indicates that the remaining estimated useful life of goodwill requires revision or that the goodwill is not

                NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                             MONSANTO COMPANY

recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows on a discounted basis. Trademarks that are included in other intangible assets are assessed for impairment whenever events indicate a possible loss. Such assessment involves a review of undiscounted cash flows over the remaining useful life of the trademark. If this review indicates that the remaining estimated useful life of the trademark requires revision, the carrying amount of the trademark is reduced by the estimated shortfall of cash flows on a discounted basis. Patents obtained in a business acquisition are recorded at the present value of estimated future cash flows resulting from patent ownership. The cost of patents is amortized over their remaining legal lives and the cost of other intangible assets (principally seed germplasm and product rights) is amortized over their estimated useful lives.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. Additions and improvements are capitalized and include all material, labor, and engineering costs to design, install or improve the asset. Interest costs are also capitalized on significant construction projects. These costs are carried in construction in progress until the asset is ready for its intended use, at which time the costs are transferred to land, buildings or machinery and equipment. Routine repairs and maintenance are expensed as incurred. The cost of plant and equipment is depreciated over weighted-average periods of 18 years for buildings and 10 years for machinery and equipment using the straight-line method. Long-lived assets are reviewed for impairment whenever conditions indicate a possible loss. Such impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its fair market value or using discounted cash flows, if fair market value is not readily determinable.

ENVIRONMENTAL REMEDIATION LIABILITIES
Monsanto follows Statement of Position 96-1, Environmental Remediation Liabilities, which provides guidance for recognizing, measuring and disclosing environmental remediation liabilities. Monsanto accrues for these costs in the period in which responsibility is established and when costs are probable and reasonably estimable based on current law and existing technology. Post-closure and remediation costs for hazardous and other waste facilities at operating locations are accrued over the estimated life of the facility as part of its anticipated closure cost.

FOREIGN CURRENCY TRANSLATION
The financial statements for most of Monsanto's ex-U.S. operations are translated into U.S. dollars at current exchange rates, the year-end rate for assets and liabilities and the average rate for the period for revenues, expenses, gains and losses. Unrealized currency adjustments in the Statement of Consolidated Financial Position are accumulated in equity as a component of Accumulated Other Comprehensive Income (Loss). The financial statements of ex-U.S. operations in highly inflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income.
     Significant translation exposures are the euro (which, as of Jan. 1, 1999, replaced the Belgian franc, German mark, Italian lira, and eight other European currencies), Brazilian real, Argentine peso, and U.K. pound sterling. Other translation exposures include the Japanese yen, Australian dollar and Canadian dollar. Currency restrictions are not expected to have a significant effect on Monsanto's cash flow, liquidity, or capital resources.
     Monsanto identified Ecuador, Turkey, Russia, Romania, and
Venezuela as hyperinflationary countries as of Jan. 1, 1999, and added Ukraine on Jan. 1, 2000. Monsanto identified the Brazilian economy as non-hyperinflationary as of Jan. 1, 1998, and established the Brazilian real as a functional currency.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS
Monsanto uses derivative financial instruments to limit its exposure arising from changes in commodity prices and participates in a foreign currency risk management program sponsored by Pharmacia. Monsanto does not use derivative financial instruments for trading purposes, nor does it engage in commodity or interest rate speculation. Monsanto monitors its underlying market risk exposures on an ongoing basis and believes that it can modify or adapt its hedging strategies as needed. Gains and losses on contracts that are designated and effective as hedges are deferred and are included in the recorded value of the transaction being hedged. Gains and losses on contracts that are not designated as or effective as hedges are included in net income immediately. From time to time, interest rate swap agreements are used to reduce interest rate risks and to manage interest exposure. By entering into these agreements, the company changes the interest rate mix (fixed/variable) of its debt portfolio.

                NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                             MONSANTO COMPANY


                                  NOTE 3
                         NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedge accounting. It requires an entity to recognize all derivatives as either assets or liabilities in the Statement of Financial Position and measure those instruments at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized in either the Statement of Consolidated Income (Loss) or the Statement of Consolidated Comprehensive Income (Loss), depending on the designated purpose of the derivative. Monsanto does not hold or issue such financial instruments for trading purposes. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This statement amends portions of SFAS No. 133 including the effective date. Monsanto adopted SFAS No. 133 and SFAS No. 138 on Jan. 1, 2001. In accordance with the transition provisions of SFAS No. 133, the company recorded a cumulative-effect adjustment of $2 million, net of tax, in accumulated other comprehensive income to reflect the fair value of all derivatives that are designated as cash-flow hedges. No cumulative-effect adjustment was required to reflect the fair value of derivatives that are designated as fair-value hedges, nor for the difference between the carrying values and the values of related hedged assets and liabilities.
     In 2000, Monsanto adopted Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), the Securities and Exchange Commission's interpretation of accounting guidelines on revenue recognition. The adoption of SAB 101 primarily affected the company's recognition of license revenues from biotechnology traits sold through competitor seed companies. Monsanto now recognizes this license revenue when a grower purchases seed as compared with the previous practice of recognizing the license revenue when the third-party seed company sold the seed into the distribution system. As a result, no license revenues from biotechnology traits sold by third-party seed companies were recognized in the fourth quarter of 2000, whereas the fourth quarter of 1999 included $42 million of such license revenues.
     SAB 101 requires companies to report any change in revenue recognition related to adopting its provisions as an accounting change in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes. Monsanto recognized the cumulative effect of a change in accounting principle of a loss of $26 million, net of taxes of $16 million, effective Jan. 1, 2000. If Monsanto had recognized trait license revenue on a comparable basis, net income would have been $124 million or $0.48 per pro forma share in 1999 compared with $175 million or $0.68 per pro forma share in 2000.

                                  NOTE 4
             PRINCIPAL ACQUISITIONS, MERGERS AND DIVESTITURES

On Dec. 29, 1999, Monsanto completed the sale of Stoneville Pedigreed Seed Company. Proceeds were $92 million, resulting in a pretax gain of $35 million.
     On Dec. 20, 1999, Monsanto withdrew its filing for U.S. antitrust clearance of its proposed merger with Delta and Pine Land Company (Delta and Pine Land) in light of the U.S. Department of Justice's unwillingness to approve the transaction on commercially reasonable terms. On Jan. 3, 2000, Monsanto paid Delta and Pine Land $80 million in cash, equal to the amount of a termination fee set forth in the merger agreement, plus reimbursement of $1 million in expenses. In addition, Monsanto incurred $4 million of other expenses in 1999 related to the failed merger with Delta and Pine Land, resulting in a total charge of $85 million.
     On Oct. 20, 1999, Monsanto and Cargill Incorporated (Cargill) announced that they had reached an agreement that resolved outstanding issues related to Monsanto's purchase of certain international seed operations of Cargill. Under terms of the agreement, Cargill made a cash payment of $335 million, including $28 million for reimbursement of expenses incurred, to Monsanto for the lost use of certain germplasm, for damages caused by the delay in integrating the acquired seed operations and for legal expenses. Additionally, Monsanto and Pioneer Hi-Bred International, Inc. (Pioneer) announced a resolution of the litigation between them stemming from Monsanto's purchase of these Cargill international seed operations. Under terms of this agreement, Monsanto was required to destroy genetic

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

material derived from Pioneer's seed lines and pay damages of $42 million to Pioneer. As a result, the purchase price for certain international seed operations of Cargill was reduced by $307 million and a liability of $42 million was recorded, which has subsequently been paid. Monsanto also recorded $28 million in the 1999 Statement of Consolidated Income (Loss) as a reduction of incremental costs incurred.
     In 1998, Monsanto made strategic acquisitions of several seed companies. In July 1998, Monsanto acquired Plant Breeding International Cambridge Limited (PBI) for approximately $525 million. In October 1998, Monsanto announced the acquisition of certain international seed operations of Cargill in Asia, Africa, Central and South America, and Europe, excluding certain operations in the United Kingdom, for approximately $1.4 billion. In December 1998, Monsanto completed its acquisition of DEKALB Genetics Corporation (DEKALB Genetics) for approximately $2.3 billion. Monsanto accounted for these acquisitions as purchases. Monsanto's final purchase price allocations for the principal acquisitions made during 1998 were to goodwill, $2,648 million;
germplasm and core technology, $324 million; trademarks, $222 million; in-process research and development, $402 million; exit costs and employee termination liabilities, $(54) million; inventories and other individually insignificant tangible assets and liabilities, $421 million. The final purchase price allocations were based on final valuation studies. The following pretax charges were recorded in 1998 for the write-off of acquired in-process research and development (R&D) related to these acquisitions: approximately $60 million for PBI, approximately $150 million for DEKALB Genetics and approximately $190 million for certain Cargill international seed operations. Management believed that the technological feasibility of the acquired in-process
R&D had not been established and that it had no alternative future uses. Accordingly, the amounts allocated to in-process R&D were required to be expensed immediately under accounting principles generally accepted in the United States.
     At the time of and in connection with the 1998 seed company acquisitions, Monsanto established a plan to integrate the acquired businesses. This plan involved closing or rationalizing (consolidating, shutting down or moving facilities to achieve more efficient operations) certain assets or facilities and eliminating approximately 1,400 jobs, primarily in manufacturing and administrative functions, as part of this integration plan. Approximately 300 of these positions related to Monsanto's existing seed operations and were therefore included in the December 1998 restructuring plan discussed in Note 5 -- Restructuring and Other Special Items. The costs related to approximately 1,000 positions and the other actions were originally estimated to be $78 million, and were recognized as liabilities in 1998. As of Dec. 31, 1999, more than 900 positions had been eliminated at a cost of approximately $50 million and the original liability was reduced during 1999 by $14 million as a result of lower actual severance costs resulting in an adjustment to the final purchase price allocations to goodwill. The remaining 200 positions (including an estimated 100 additional positions identified in 1999) were eliminated during 2000 at a cost of approximately $4 million and the original liability was reduced by an additional $10 million to zero.
     The in-process R&D charges for the 1998 seed company acquisitions covered numerous seed breeding projects, no single one of which was significant, as is typical in the seed industry. These projects consisted of conventional breeding programs for corn, wheat and other hybrids; conventional breeding for soybean varieties; and the development of transgenic crops. Successful commercialization of products developed through these projects is expected to occur five to nine years after program initiation. The in-process R&D projects were valued using a discounted cash flow method with risk-adjusted discount rates generally ranging from 12 percent to 20 percent, which took into account the stage of completion and the appropriate development cycle of each in-process R&D category. The in-process projects were at various stages of completion at the dates of acquisition. Revenues from the in-process R&D projects related to the 1998 acquisitions began in 1999.
On average, a new seed technology is in the research process or developmental stage for approximately eight years before it is launched in a commercial product. Additionally, based on historical experience, Monsanto assumed that approximately one eighth of the products in the in-process pipeline would be released or launched each year for the next eight years. From this information, a weighted-average percent complete was computed. The present value of future cash flows was then multiplied by the estimated percentage complete as of the valuation date to determine the value of the acquired in-process R&D.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

     The following unaudited pro forma condensed combined financial information combines the consolidated results of operations of Monsanto with those of PBI, DEKALB Genetics, and certain Cargill operations as if these acquisitions had occurred at the beginning of 1998:

---------------------------------------------------------------------
                                                                 1998
---------------------------------------------------------------------
Sales                                                          $5,146
Income (loss) from operations                                     181
---------------------------------------------------------------------
---------------------------------------------------------------------

     The pro forma results give effect to certain purchase accounting adjustments, including additional amortization expense from goodwill and other identified intangible assets, and to increased interest expense and additional shares outstanding related to debt and common stock issued to finance the acquisitions. Pro forma income from operations for 1998 excludes unusual after tax charges of $371 million, primarily for the write-offs of in-process R&D related to these acquisitions of $351 million, and $20 million for the cancellation of stock options in exchange for cash related to the DEKALB Genetics acquisition. These charges were excluded because of their nonrecurring nature.
  This pro forma financial information is presented for comparative purposes only. It is not necessarily indicative of the operating results that actually would have occurred had the acquisitions occurred at the beginning of 1998. In addition, these results are not intended to be a projection of future results. Pro forma income from operations for 1998 includes after tax restructuring and special charges of $239 million.

                               NOTE 5
               RESTRUCTURING AND OTHER SPECIAL ITEMS

In 2000, Monsanto recorded a net pretax charge of $261 million ($197 million after tax) to operations, primarily associated with a plan to more stringently focus on key programs within research and development, net of a $4 million reversal of prior restructuring reserves. The plan encompassed a decision to focus more stringently on key crops and included the elimination of certain food and biotechnology research programs, including laureate oil and certain wheat programs. The plan also includes the realignment of our commercial and administrative operations in Western Europe and the Commonwealth of Independent States.
     The net pretax charge of $261 included asset impairments of $185 million, work force reduction costs of $61 million, contract terminations of $5 million, dismantling costs of $2 million, other shutdown costs of $2 million and other special items of $10 million. This charge was partially offset by the reversal of $4 million of the 1998 restructuring liability, largely as a result of lower actual severance expense than originally estimated. The net charge was recorded in the Statement of Consolidated Income (Loss) in the following categories:

---------------------------------------------------------------------------------------------------
                                                              UNUSUAL  RESTRUCTURING
                                                                ITEMS      REVERSALS          TOTAL
---------------------------------------------------------------------------------------------------
Cost of goods sold                                              $ (60)           $--          $ (60)
Amortization and adjustments
  of goodwill                                                     (88)            --            (88)
Restructuring charges -- net                                     (107)             4           (103)
Other expense -- net                                              (10)            --            (10)
---------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                (265)             4           (261)
Income tax benefit (provision)                                     65             (1)            64
---------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $(200)           $ 3          $(197)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     The asset impairments consisted of $30 million for laureate oil inventories, $30 million for seed and other inventories, $91 million for intangible assets, $12 million for trade receivables and $22 million for equipment write-offs. The work force reduction charge reflected involuntary employee separation costs for 695 employees worldwide and included charges of $31 million for positions in administration, and $27 million for positions in research and development and $3 million for positions in manufacturing. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations. As of Dec. 31, 2000, 460 of the planned employee terminations were completed; 358 of these employees received cash severance payments totaling $28 million during 2000 and 102 employees elected deferred payments of $9 million which will be paid during the first quarter of 2001. The remaining employee reductions are expected to be completed by the end of 2001. The other exit costs included expenses associated with contract terminations, equipment dismantling and other shutdown costs, of which $3 million were paid in 2000. Also included in the charges were other special items of $10 million, consisting of $3 million for costs associated with a failed joint venture and $7 million for the recognition of an impairment of a marketable equity security that was classified as available for sale. Payments to complete the remaining restructuring actions will be funded from operations and are not expected to significantly impact Monsanto's liquidity. These actions are expected to be completed by December 2001. During 2000, costs charged against prior established reserves were $21 million primarily related to work force reductions. Our prior restructuring plans are substantially complete.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

     Activities related to restructuring and other special items for 2000 were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                              ASSET
                                                           WORK FORCE       FACILITY        IMPAIR-
                                                           REDUCTIONS       CLOSURES          MENTS          OTHER          TOTAL
---------------------------------------------------------------------------------------------------------------------------------
RESTRUCTURING AND
  OTHER SPECIAL ITEMS
Jan. 1, 2000,
  reserve balance                                                $ --           $ --           $ --           $ --          $  --
Additions                                                          61              9            185             10            265
Costs charged against
  reserves                                                        (28)            (3)            --             --            (31)
Reclassification of reserves
  to other balance
  sheet accounts:
    Inventories                                                    --             --            (60)            --            (60)
    Property, plant
      and equipment                                                --             --            (22)            --            (22)
    Accumulated other
      comprehensive loss                                           --             --             --             (7)            (7)
    Trade receivables                                              --                           (12)            --            (12)
    Goodwill                                                       --             --            (88)            --            (88)
    Other intangible assets                                        --             --             (3)            --             (3)
    Other assets                                                   --             --                            (1)            (1)
    Miscellaneous accruals                                         (3)            --             --             --             (3)
---------------------------------------------------------------------------------------------------------------------------------
Dec. 31, 2000,
  reserve balance                                                $ 30           $  6           $ --           $  2           $ 38
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------


     In 1999, Monsanto recorded a net pretax charge associated with restructuring and other unusual items of $101 million ($81 million after tax) resulting from the failed merger between Monsanto and Delta and Pine Land, combined with costs associated with the accelerated integration of agricultural chemical and seed operations. These charges were net of the reversal of restructuring liabilities established in 1998 and the gain on the sale of Stoneville Pedigreed Seed Company. The 1999 net unusual items were recorded in the Statement of Consolidated Income (Loss) in the following categories:

---------------------------------------------------------------------------------------------------
                                                              UNUSUAL  RESTRUCTURING
                                                                ITEMS      REVERSALS          TOTAL
---------------------------------------------------------------------------------------------------
Cost of goods sold                                              $ (20)           $--          $ (20)
Amortization and adjustments
  of goodwill                                                      (8)            --             (8)
Restructuring charges -- net                                      (33)            11            (22)
Other expense -- net                                              (51)            --            (51)
---------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                (112)            11           (101)
Income tax (provision) benefit                                     24             (4)            20
---------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                               $ (88)           $ 7          $ (81)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


     During 1999, Monsanto recorded in "Other expense -- net" a one-time pretax charge of $85 million equal to the amount of a termination fee and other expenses associated with the failed merger between Monsanto and Delta and Pine Land. Monsanto also recorded a pretax charge of $61 million principally associated with the continued focus on improving operating efficiency through accelerated integration of its agricultural and seed operations ("the accelerated integration plan"). The charge of $61 million was comprised of facility shutdown charges of $39 million, work force reduction costs of $12 million, and asset impairments of $10 million, and was recorded in the Statement of Consolidated Income (Loss) as cost of goods sold of $20 million, amortization of intangible assets of $8 million, and restructuring expense of $33 million. The affected employees are entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations.

     The facility shutdown charges included $14 million for contractual research and other commitments, $9 million for intangible assets, $8 million for inventories, $6 million for leasehold termination costs, and $2 million for property, plant and equipment write-offs. During 1999, these actions resulted in cash payments of $2 million for contractual obligations and asset write-offs of $19 million. Commitments of $18 million resulting from these actions were reclassified to other liabilities. These remaining actions were completed during 2000.
     The work force reduction charge reflected involuntary employee separation costs for 305 employees worldwide and included charges for positions in administration of $8 million and research and development of $4 million. As of Dec. 31, 1999, 125 of the planned employee eliminations were completed; approximately 55 of these employees received cash severance payments totaling $2 million during 1999, and 70 employees elected deferred payments of $4 million which were paid in January 2000. As of Dec. 31, 1999, these deferred payments were classified in the Statement of Consolidated Financial Position as other liabilities. The remaining balance for employee severance related to 180 positions was $6 million as of Dec. 31, 1999. These employee reductions were completed by June 2000.
     Offsetting the restructuring and unusual items in 1999 was a pretax gain of $11 million from the reversal of restructuring reserves established in 1998. These restructuring reversals were principally required as a result of lower actual severance and facility shutdown costs than were originally estimated. In addition, Monsanto recognized a pretax gain of $35 million for the sale of Stoneville Pedigreed Seed Company and miscellaneous other expense of $1 million which was recorded in "Other expense -- net."

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

     In 1998, Monsanto recorded in-process research and development charges, net restructuring and other special items of $604 million ($504 million after tax). The 1998 net restructuring and special items were recorded in the Statement of Consolidated Income (Loss) in the following categories:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                              ASSET
                                                           WORK FORCE       FACILITY        IMPAIR-
                                                           REDUCTIONS       CLOSURES          MENTS          OTHER          TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                               $ --           $ (5)          $(43)         $  --          $ (48)
Acquired in-process
  research and
  development                                                      --             --             --           (402)          (402)
Amortization and
  adjustments of
  goodwill                                                         --             (1)           (38)            --            (39)
Restructuring
  charges -- net                                                  (63)           (31)            --             --            (94)
Other expense -- net                                               --             --             (1)           (20)           (21)
---------------------------------------------------------------------------------------------------------------------------------
(Loss) before
  income taxes                                                    (63)           (37)           (82)          (422)          (604)
Income tax benefit                                                 21             12             17             50            100
---------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                         $(42)          $(25)          $(65)         $(372)         $(504)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

     In December 1998, the Pharmacia board of directors approved a plan relating to Monsanto to reduce costs and to integrate its acquired seed businesses. The plan included the closure of certain facilities, reductions in the current work force and the sale of its tomato business. The plan provided for the elimination of approximately 710 jobs, primarily in manufacturing and administrative functions, by the end of 1999, at a total cost of $69 million. This amount included work force reduction costs of $6 million related to 60 positions originally accrued as part of a restructuring plan approved in 1996. Those work force reductions had been delayed principally as a result of a failed merger in 1998 between Monsanto's parent with American Home Products Corporation; Monsanto remained committed to accomplishing these work force reductions and transferred the remaining accrual to the 1998 plan.
The employees affected by the 1998 restructuring plan were entitled to receive severance benefits pursuant to established severance policies or by governmentally mandated labor regulations.
     The plan also included pretax amounts for asset impairments, primarily for property, plant and equipment, intangible assets and inventories, totaling $82 million. These asset impairments were recorded because of the decision to sell the tomato business. As a result, the net assets of this business were classified as assets held for sale and were carried at their net realizable value as of Dec. 31, 1998, based on estimated sale proceeds of approximately $33 million. This business was sold during the second quarter of 1999. It produced net income of $11 million in 1998. The after tax effect of suspending depreciation on assets held for sale was not material in 1999 and 1998.
     The December 1998, restructuring amounts also included pretax charges of $37 million for the shutdown or rationalization of certain production and administrative facilities. Rationalization entails the consolidation, shutdown or movement of facilities to achieve more efficient operations. Approximately 40 facilities, located primarily in the United States, Europe and Latin America, were affected by these actions. Charges for these shutdowns included $17 million for property, plant and equipment, $1 million for intangible assets, and $4 million for inventories. Leasehold termination costs of $8 million and various facility closure costs of $7 million, principally for facilities shutdown costs and equipment dismantling are also included in the shutdown charges. The closure or rationalization of these facilities was completed by Dec. 31, 1999. In addition, $9 million in facility shutdown payments were incurred in connection with the 1998 restructuring plan.
     Through Dec. 31, 2000, cash payments of $57 million were made to eliminate approximately 630 positions. An additional 80 positions originally contemplated in the plan were eliminated through attrition.
Cash payments to complete the 1998 plan were funded from operations and did not significantly affect Monsanto's liquidity.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

Activity related to the 1999 accelerated integration plan, and the 1998 restructuring plan and other special items were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                          WORK FORCE       FACILITY          ASSET
                                                                          REDUCTIONS       CLOSURES    IMPAIRMENTS          TOTAL
---------------------------------------------------------------------------------------------------------------------------------
RESTRUCTURING AND OTHER SPECIAL ITEMS:
JAN. 1, 1998 RESERVE BALANCE                                                    $ 18           $ --           $ --           $ 18
  1998 restructuring and special charges(1)                                       63             37             82            182
  Reclassification of reserves to other balance sheet accounts:
    Property                                                                      --            (17)           (44)           (61)
    Intangible assets                                                             --             (1)           (38)           (39)
    Inventories                                                                   --             (4)            --             (4)
  Costs charged against reserves                                                 (12)            --             --            (12)
---------------------------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AS OF DEC. 31, 1998                                               69             15             --             84
  Addition for accelerated integration costs                                      12             39             10             61
  Costs charged against reserves:
    1998 plan                                                                    (39)            (9)            --            (48)
    Accelerated integration                                                       (2)            (2)            --             (4)
  Reversal of reserves related to 1998 plan                                      (12)            (4)             5            (11)
  Reclassification of reserves to other balance sheet accounts:
    1998 plan -- property                                                         --             --             (5)            (5)
  Accelerated integration:
    Property                                                                      --             (2)           (10)           (12)
    Inventories                                                                   --             (8)            --             (8)
    Intangible assets                                                             --             (9)            --             (9)
    Other liabilities                                                             (4)           (18)            --            (22)
---------------------------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AS OF DEC. 31, 1999                                             $ 24           $  2           $ --           $ 26
  Costs charged against reserves                                                 (20)            (1)            --            (21)
  Reversal of reserves related to pre-2000 plans                                  (4)            --             --             (4)
---------------------------------------------------------------------------------------------------------------------------------
RESERVE BALANCE AS OF DEC. 31, 2000                                             $ --           $  1           $ --           $  1
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Restructuring reserves recorded in 1998 did not include the charges for the cancellation of the DEKALB Genetics stock options and the write-off of acquired in-process research and development.


     Monsanto also recorded pretax charges of $422 million relating to its 1998 seed company acquisitions, of which $402 million related to the write-off of in-process research and development and $20 million related to the cancellation of DEKALB Genetics stock options associated with that acquisition.

                               NOTE 6
                            INVENTORIES

Components of inventories were:

------------------------------------------------------------------------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
Finished goods                                                 $  753        $   705
Goods in process                                                  267            412
Raw materials and supplies                                        259            346
------------------------------------------------------------------------------------
Inventories, at FIFO cost                                       1,279          1,463
Excess of FIFO over LIFO cost                                     (26)           (23)
------------------------------------------------------------------------------------
TOTAL                                                          $1,253         $1,440
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

     Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds. Gains and losses on contracts that are designated as or effective as hedges are deferred in inventory and are included in cost of goods sold when the underlying seed products are sold. See Note 10 -- Financial Instruments Fair Value -- for further details. As of Dec. 31, 2000, Monsanto had futures contracts to purchase $126 million of corn and soybeans. The excess of FIFO over LIFO cost increased $7 million primarily due to an acquisition of a former equity affiliate offset by reduced inventory levels and lower costs favorably affecting 2000 net income by $4 million.


                               NOTE 7
                            INVESTMENTS

------------------------------------------------------------------------------------------------------------------
                                                                               GROSS      UNREALIZED         FAIR
                                                                 COST          GAINS         (LOSSES)        VALUE
------------------------------------------------------------------------------------------------------------------
LONG-TERM INVESTMENTS:
Dec. 31, 2000, Equity securities
  available for sale                                               33             67             (4)            96
Dec. 31, 1999, Equity securities
  available for sale                                               34             27             (7)            54
------------------------------------------------------------------------------------------------------------------

     The total of unrealized gains and losses (net of deferred taxes) included in shareholders' equity amounted to $39 million as of Dec. 31, 2000, and $12 million as of Dec. 31, 1999. A realized loss of $4 million, net of a $3 million tax benefit, was determined using the specific identification method, and was included in net income in 2000.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                               NOTE 8
                            INCOME TAXES

The components of income (loss) before income taxes were:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
United States                                                    $333           $198          $  44
Outside United States                                               1             65           (104)
---------------------------------------------------------------------------------------------------
TOTAL                                                            $334           $263          $ (60)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


     The components of income tax provision (benefit) were:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Current:
  U.S. federal                                                   $ (9)          $ 14          $ 154
  U.S. state                                                        2              4             16
  Outside United States                                            26             53             60
---------------------------------------------------------------------------------------------------
TOTAL CURRENT                                                      19             71            230
---------------------------------------------------------------------------------------------------
Deferred:
  U.S. federal                                                    158             74            (68)
  U.S. state                                                       10              7             (7)
  Outside United States                                           (28)           (39)           (90)
---------------------------------------------------------------------------------------------------
TOTAL DEFERRED                                                    140             42           (165)
---------------------------------------------------------------------------------------------------
TOTAL                                                            $159           $113          $  65
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------


     Factors causing Monsanto's income taxes to differ from the U.S. federal statutory rate were:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
U.S. federal statutory rate                                      $117           $ 92          $ (21)
U.S. export earnings                                              (11)           (20)           (24)
U.S. R&D tax credit                                               (15)            (6)            (5)
Higher (lower) ex-U.S. rates                                       (3)            (8)             8
Nondeductible goodwill                                             57             46             24
Acquired in-process R&D                                            --             --             71
Equity loss                                                        --             --              9
State income taxes                                                  8              7              6
Other                                                               6              2             (3)
---------------------------------------------------------------------------------------------------
INCOME TAXES                                                     $159           $113           $ 65
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     Deferred income tax balances were related to:

------------------------------------------------------------------------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
Employee fringe benefits                                         $ 90           $ 13
Restructuring reserves                                             19             10
Bad debt reserve                                                   50             41
Net operating loss and tax credit carryforwards                   147            305
Intangibles                                                        74            157
Other                                                             115             79
Valuation allowance                                               (69)           (62)
------------------------------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS                                        $426           $543
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

Property                                                         $234           $203
Other                                                              47             12
------------------------------------------------------------------------------------
TOTAL DEFERRED TAX LIABILITIES                                   $281           $215
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

NET DEFERRED TAX ASSETS                                          $145           $328
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

     As of Dec. 31, 2000, Monsanto had available approximately $381 million in net operating loss carryforwards outside the United States, the majority of which do not expire. Monsanto has recorded a valuation allowance totaling $69 million against the loss carryforwards, an increase of $7 million for 2000, based on Monsanto management's conclusion that it was more likely than not that the company would not be able to realize a portion of the deferred tax assets.
     Income taxes and remittance taxes have not been recorded on the undistributed earnings of foreign operations of Monsanto, either because any taxes on dividends would be offset substantially by foreign tax credits, or because Monsanto intends to reinvest those earnings indefinitely. It is not practicable to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.
     Monsanto's current and deferred tax amounts have been presented as if it had been a separate company for the years 2000, 1999 and 1998.
Monsanto did not make any cash payments for taxes for the periods through Aug. 31, 2000, since Monsanto's operating results were included in the Pharmacia consolidated federal and state income tax returns for those periods. Effective Sept. 1, 2000, Monsanto and Pharmacia entered into a tax sharing agreement. To the extent Monsanto's results are included in any Pharmacia income tax return, Monsanto, in general, is obligated to pay Pharmacia the amount of taxes that would be due as if Monsanto had filed its own tax returns. As of Dec. 31, 2000, Monsanto had an amount due to Pharmacia of $12 million related to income taxes payable.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                               NOTE 9
                 DEBT AND OTHER CREDIT ARRANGEMENTS

The company has committed borrowing facilities amounting to $1.5 billion that were unused as of Dec. 31, 2000. Expiration periods occur as follows: $1.0 billion in 2001 and $500 million in 2005. The facilities exist largely to support commercial paper borrowings. Covenants under these credit facilities restrict maximum borrowings. While there are no related compensating balances, the facilities are subject to various fees. The company had aggregate short-term loan facilities of $183 million with unrelated parties, under which loans totaling $22 million were outstanding as of Dec. 31, 2000.

SHORT-TERM DEBT

------------------------------------------------------------------------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
Commercial paper                                                 $ 50         $   --
Current maturities of long-term debt                               58             48
Notes payable to banks                                             22             21
Bank overdrafts                                                    22             20
Current maturities of ESOP guaranteed debt
  attributable to Monsanto                                          6             --
------------------------------------------------------------------------------------
    Subtotal                                                      158             89
------------------------------------------------------------------------------------
Related party short-term loans payable --
  Pharmacia Treasury Services AB                                  635             --
------------------------------------------------------------------------------------
    Total short-term debt                                        $793         $   89
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

LONG-TERM DEBT

------------------------------------------------------------------------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
Commercial paper                                                 $500         $  605
5 3/8 percent notes due 2001                                       --            500
5.95 percent junior subordinated
  deferrable debentures due 2003                                   --            700
Variable-rate medium-term notes due 2003                          424            480
5.75 percent notes due 2005                                        --            599
5 7/8 percent notes due 2008                                       --            199
6.5 percent debentures due 2018                                    --            498
6.6 percent debentures due 2028                                    --            697
Noncurrent maturities of ESOP
  guaranteed debt attributable to Monsanto                         38             --
------------------------------------------------------------------------------------
    Total long-term debt                                         $962         $4,278
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

     Annual aggregate maturities of variable-rate medium-term notes are $56 million in 2002 and $368 million in 2003. The commercial paper balance of $500 million as of Dec. 31, 2000, was classified as long-term debt because Monsanto has the ability and intent to renew these obligations beyond 2001. As of Dec. 31, 2000, the company has included guaranteed ESOP-related notes attributable to Monsanto from Pharmacia, that it plans to guarantee beginning in 2001, for original principal amounts of $44 million (8.13 percent as of Dec. 31, 2000), which mature in 2006, of which $6 million is due in 2001. Annual aggregate maturities of guaranteed ESOP debt through expiration are $7 million in 2002, $7 million in 2003, and $8 million each in 2004, 2005 and 2006. The 1999 debt position represents the amounts of Pharmacia's debt that were specifically attributable to Monsanto, primarily for seed company acquisitions.
     Information regarding interest expense and weighted-average interest rates below reflect Monsanto's interest expense or interest expense on debt specifically attributable to Monsanto in 2000, 1999 and 1998:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Interest cost incurred                                           $251           $292           $130
Less: Capitalized on construction                                 (37)           (23)            (9)
---------------------------------------------------------------------------------------------------
Interest expense                                                 $214           $269           $121
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

Weighted average interest rate on
  short-term borrowings at
  end of period                                                   7.7%          12.8%           8.3%
---------------------------------------------------------------------------------------------------

                              NOTE 10
                 FINANCIAL INSTRUMENTS FAIR VALUES

The notional amounts, carrying amounts and estimated fair values of the company's financial instruments were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                               2000                                         1999
                                              --------------------------------------       --------------------------------------
                                              NOTIONAL       CARRYING           FAIR       NOTIONAL       CARRYING           FAIR
                                                AMOUNT         AMOUNT          VALUE         AMOUNT         AMOUNT          VALUE
---------------------------------------------------------------------------------------------------------------------------------
Financial assets:
  Forward currency
    exchange contracts:
      Contracts
        purchased                                 $350           $ 16           $ 16           $ --         $   --         $   --
      Contracts
        sold                                       449            (13)           (13)            --             --             --
  Commodity futures:
      Futures purchased                            126              3              3            106             (3)            (3)
      Futures sold                                   8             --             --              9             --             --
Financial liabilities:
  Short-term debt                                   --            787            787             --             89             89
  Long-term debt                                    --            924            924             --          4,278          3,951
  Guaranteed ESOP
    debt attributable
    to Monsanto                                     --             44             45             --             --             --
---------------------------------------------------------------------------------------------------------------------------------

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

     These instruments generally have maturities of less than 12 months and require the company to exchange currencies at agreed-upon rates at maturity. Pharmacia Treasury Services AB, a wholly owned subsidiary of Pharmacia, is the counterparty for all foreign currency exchange contracts. The company does not expect any losses from credit exposure related to these instruments. Prior to Sept. 1, 2000, the date of Monsanto's separation from Pharmacia, our foreign currency risk was managed by Pharmacia jointly with foreign currency risks of other Pharmacia businesses, and it was not practicable to determine foreign currency amounts and risks specifically attributable to Monsanto.

FOREIGN CURRENCY RISK MANAGEMENT
The company is exposed to currency exchange rate fluctuations related to certain intercompany and third-party transactions. The exposures and related hedging programs are managed centrally, using forward currency exchange contracts to hedge a portion of both recorded commercial currency transaction exposures on the balance sheet and anticipated currency transactions. Financial instruments are neither held nor issued by the company for trading purposes.
     The company's program to hedge recorded commercial currency transaction exposures is designed to protect cash flows from potentially adverse effects of exchange rate fluctuations. As of Dec. 31, 2000, the notional amounts of the company's outstanding forward currency exchange contracts purchased and forward currency exchange contracts sold used to hedge net transaction exposure were $350 million and $449 million, respectively. Foreign currencies in which Monsanto has significant hedged exposures are the euro and Polish zlotys. The aggregate net transaction losses, net of related hedging gains and losses, included in net earnings for the year ended Dec. 31, 2000, were $22 million.

COMMODITY RISK MANAGEMENT
Commodity futures and options contracts are used to hedge the price volatility of certain commodities, primarily soybeans and corn. This hedging activity is intended to manage the price paid to production growers for corn and soybean seeds. As of Dec. 31, 2000, the company had futures contracts with notional amounts of $95 million, $31 million and $(8) million for soybeans, corn and lean hogs, respectively. As of Dec. 31, 1999, the company had futures contracts with notional amounts of $78 million, $28 million and $(9) million for soybeans, corn and lean hogs, respectively.

CREDIT RISK MANAGEMENT
The company invests excess cash in deposits with major banks throughout the world and in high-quality short-term debt instruments. Such investments are made only in instruments issued or enhanced by high-quality institutions. As of Dec. 31, 2000, the company had no financial instruments that represented a significant concentration of credit risk. The amounts invested in any single institution are limited to minimize risk. The company has not incurred credit risk losses related to those investments.
     The company sells a broad range of agricultural products to a diverse group of customers operating throughout the world. Largely in the United States, the company makes substantial sales to relatively few large wholesale customers. The company's agricultural products business is highly seasonal and is subject to weather conditions that affect commodity prices and seed yields. Credit limits, ongoing credit evaluation, and account monitoring procedures are utilized to minimize the risk of loss. Collateral is secured when deemed appropriate by the company.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                              NOTE 11
                POSTRETIREMENT BENEFITS -- PENSIONS

Most Monsanto employees are covered by noncontributory pension plans either through Monsanto-sponsored plans or through Pharmacia-sponsored plans in which Monsanto employees participate. Pursuant to the Separation Agreement between Monsanto and Pharmacia, on Sept. 1, 2000, certain Pharmacia-sponsored pension plans transferred plan benefit obligations to Monsanto-sponsored plans for the benefit of Monsanto employees; Monsanto assumed sponsorship of certain plans in which a limited number of Pharmacia employees participate; and certain Pharmacia-sponsored plans in which Monsanto employees participate continued. Prior to Sept. 1, 2000, most Monsanto employees participated in Pharmacia-sponsored noncontributory pension plans.
     No detailed information regarding the funded status of the plans and components of net periodic pension cost, as it relates solely to Monsanto, is available for dates and periods prior to Sept. 1, 2000. Accordingly, the corresponding net pension asset or liability has not been included in Monsanto's Statement of Consolidated Financial Position as of Dec. 31, 1999. Monsanto's Statement of Consolidated Financial Position as of Dec. 31, 2000, includes a net pension liability related to the Monsanto-sponsored plans of $70 million.
     Total pension cost related to Monsanto employees in 2000, 1999 and 1998 and included in the Statement of Consolidated Income (Loss) was $24 million, $49 million and $48 million, respectively. For the period subsequent to Sept. 1, 2000, the expense related to Monsanto-sponsored plans for Monsanto employees only comprised service costs for benefits, interest cost on benefit obligation, assumed return on plan assets, and amortization of unrecognized net loss of $2 million, $3 million, $1 million and $1 million, respectively. The information that follows relates to all of the Monsanto- and Pharmacia-sponsored pension plans in which Monsanto employees participated. The components of pension cost for these plans were:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Service cost for benefits earned
  during the year                                               $  60          $  65          $  58
Interest cost on benefit obligation                               163            171            170
Assumed return on plan assets                                    (168)          (200)          (156)
Amortization of unrecognized net
  (gain)/loss                                                      (5)            49             22
---------------------------------------------------------------------------------------------------
TOTAL                                                           $  50          $  85          $  94
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     Pension benefits are based on an employee's years of service and/or compensation level. Pension plans were funded in accordance with Monsanto and Pharmacia's long-range projections of the plans' financial conditions. These projections took into account benefits earned and expected to be earned, anticipated returns on pension plan assets, and income tax and other regulations.
     Pension costs were determined through the use of the preceding year-end rate assumptions. The following assumptions, calculated on a weighted average basis, were used as of Dec. 31 for the principal plans in which Monsanto employees participated:

--------------------------------------------------------------------------------------------------
                                                                2000           1999           1998
--------------------------------------------------------------------------------------------------
Discount rate                                                   7.50%          7.75%          6.75%
Assumed long-term rate of return
  on plan assets                                                9.50%          9.50%          9.50%
Annual rates of salary increase
  (for plans that base benefits
  on final compensation level)                                  4.50%          4.50%          4.00%
--------------------------------------------------------------------------------------------------

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

     The funded status of the pension plans in which Monsanto employees participate as of Dec. 31, 2000 and 1999 was:

---------------------------------------------------------------------------------------------------------------------------------
                                                                            2000                                     1999
                                                 ----------------------------------------------------------  --------------------
PLAN SPONSOR                                          MONSANTO              MONSANTO              PHARMACIA             PHARMACIA
---------------------------------------------------------------------------------------------------------------------------------
PLAN PARTICIPANTS                                MONSANTO ONLY  MONSANTO & PHARMACIA   MONSANTO & PHARMACIA  MONSANTO & PHARMACIA
---------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                   $ --                  $ --                 $2,522                $2,655
Service cost                                                 2                     1                     57                    65
Interest cost                                                3                     1                    159                   171
Plan participants' contributions                            --                    --                      2                     1
Amendments                                                  --                    --                     --                     6
Actuarial (gain)/loss                                        3                     2                     16                  (143)
Acquisitions/divestitures                                   --                    --                     42                    --
Settlements                                                 --                    --                     --                    15
Benefits paid                                               (4)                   (2)                  (237)                 (248)
Benefit obligation transferred to Monsanto plans           126                    73                   (199)                   --
Benefit obligation transferred to Pharmacia only plans      --                    --                   (637)                   --
---------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at year end                            $130                  $ 75                 $1,725                $2,522
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year            $ --                  $ --                 $2,332                $2,146
Actual return on plan assets                                (1)                   (3)                     6                   411
Employer contribution                                        3                    --                     19                    24
Plan participants' contributions                            --                    --                      2                     3
Acquisitions/divestitures                                    1                    --                     42                    --
Settlements                                                 --                    --                     --                    (4)
Fair value of benefits paid                                 (4)                   (2)                  (237)                 (248)
Fair value of plan assets transferred to Monsanto plans     26                   111                   (137)                   --
Fair value of plan assets transferred to Pharmacia plan     --                    --                   (433)                   --
---------------------------------------------------------------------------------------------------------------------------------
Plan assets at end of year                                $ 25                  $106                 $1,594                $2,332
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Unfunded status                                           $105                  $(31)                $  131                $  190
Unrecognized initial net gain                                3                     1                      1                     9
Unrecognized prior service cost                             (7)                   (2)                   (44)                  (82)
Unrecognized subsequent gain/(loss)                        (19)                   20                    151                   371
---------------------------------------------------------------------------------------------------------------------------------
Accrued net pension liability/(asset)                     $ 82                  $(12)                $  239                $  488
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

     The projected benefit obligation, the accumulated benefit obligation
(ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets for Monsanto-sponsored plans were $99 million, $98 million and zero, respectively, as of Dec. 31, 2000. The projected benefit obligation, the ABO and fair value of plan assets for pension plans with ABOs in excess of plan assets for Pharmacia-sponsored plans in which Monsanto employees participate were $319 million, $315 million and zero, respectively, as of Dec. 31, 1999; plan assets consist principally of common stocks and U.S. government and corporate obligations.
     In 2000, amounts recognized in the Statement of Consolidated Financial Position for accrued pension liability, additional minimum liability, accumulated other comprehensive loss, prepaid benefit cost and intangible assets are $77 million, $24 million, $(24) million, $(5) million and $(2) million, respectively. As Monsanto employees participated in third-party plans in previous years, prior year data was not available.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                              NOTE 12
          POSTRETIREMENT BENEFITS -- HEALTH CARE AND OTHER

Pursuant to the separation agreement between Monsanto and Pharmacia, on Sept. 1, 2000, Monsanto created and assumed the sponsorship of all medical, life, disability, and other welfare benefit plans in which its employees participate. Prior to Sept. 1, 2000, most Monsanto employees participated in certain Pharmacia-sponsored benefit plans which provided health care and life insurance benefits for retired employees. No detailed information is available about the components of the total cost and obligations, as it relates solely to Monsanto for periods prior to Sept. 1, 2000. Accordingly, the corresponding postretirement benefit liability has not been included in Monsanto's Statement of Consolidated Financial Position as of Dec. 31, 1999. Monsanto's Statement of Consolidated Financial Position as of Dec. 31, 2000, includes a postretirement benefit liability related to the Monsanto-sponsored plans of $280 million.
     Total postretirement benefit costs related to Monsanto employees and included in Monsanto's Statement of consolidated Income (Loss) in 2000, 1999 and 1998 were $18 million, $23 million and $22 million, respectively.
     Substantially all regular, full-time U.S. employees and certain employees in other countries may become eligible for these benefits if they reach retirement age while employed by Monsanto. These postretirement benefits are unfunded and generally are based on the employees' years of service and/or compensation levels. The costs of postretirement benefits are accrued by the date the employees become eligible for the benefits.
     The information that follows relates to all of the Monsanto- and Pharmacia-sponsored postretirement benefit plans in which Monsanto employees participate, principally health care and life insurance. The components of costs for these plans were:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Service cost for benefits earned
  during the year                                                 $13            $16            $13
Interest cost on benefit obligation                                25             27             27
Amortization of unrecognized
  net (gain)/loss                                                  (8)            15             (1)
---------------------------------------------------------------------------------------------------
    Total                                                         $30            $58            $39
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     Postretirement costs were determined using the preceding year-end rate assumptions. The following assumptions, calculated on a weighted average basis, were used as of Dec. 31 for the principal plans:

--------------------------------------------------------------------------------------------------
                                                                2000           1999           1998
--------------------------------------------------------------------------------------------------
Discount rate                                                   7.50%          7.75%          6.75%
Initial trend rate for health
  care costs                                                    5.00%          5.25%          5.75%
Ultimate trend rate for health
  care costs                                                    5.00%          5.25%          4.75%
--------------------------------------------------------------------------------------------------

     A one percent increase/decrease in the assumed trend rate for health care costs would have had no effect on Monsanto's cost of 2000 postretirement health care benefits for these plans and would have increased/decreased the accumulated postretirement benefit obligation by $5 million as of Dec. 31, 2000.
     As of Dec. 31, 2000, the status of the postretirement health care, life insurance and employee disability benefit plans in which Monsanto employees participated was:

------------------------------------------------------------------------------------
                                                                 2000           1999
------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Pharmacia sponsored:
  Benefit obligation at beginning of year                       $ 420           $403
  Service cost                                                     10             16
  Interest cost                                                    19             27
  Acquisitions/divestitures                                        17             --
  Actuarial (gain)/loss                                             7            (10)
  Plan participant contributions                                    1             --
  Benefits paid                                                   (20)           (16)
  Benefit obligation transferred to
    Pharmacia plans                                              (178)            --
------------------------------------------------------------------------------------
Monsanto sponsored:
  Benefit obligation at separation date, Sept. 1                 $276             --
  Service cost                                                      3             --
  Interest cost                                                     6             --
  Plan amendments                                                   1             --
  Actuarial (gain)                                                 (7)            --
  Benefits paid                                                    (7)            --
------------------------------------------------------------------------------------
Benefit obligation at end of year                               $ 272           $420
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

  Unfunded status                                               $ 272           $420
  Unrecognized prior service cost                                   4              6
  Unrecognized subsequent gain (loss)                               4             (3)
------------------------------------------------------------------------------------
Accrued postretirement liability                                $ 280           $423
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

     In 2000, amounts recognized in the Statement of Consolidated
Financial Position for miscellaneous accruals and postretirement liabilities are $14 million and $266 million, respectively.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                              NOTE 13
                       EMPLOYEE SAVINGS PLANS

For some company employee savings plans, employee contributions are matched in part by the company. Monsanto employees participate in an Employee Stock Ownership Plan (ESOP) which held 14.7 million shares of Pharmacia common stock as of Dec. 31, 2000. At its inception, the ESOP acquired shares by using proceeds from the issuance of long-term notes and debentures guaranteed by Pharmacia and a loan from Pharmacia. A portion of the ESOP shares is allocated each year to employee savings accounts as matching contributions. In 2000, 848,119 shares were allocated to all participants under the plan. An additional 409,553 shares were released in 2000 awaiting allocation to all participants, leaving 6 million unallocated shares as of Dec. 31, 2000. Compensation expense is equal to the cost of the shares allocated to participants, less cash dividends paid on the shares held by the ESOP. Dividends on the common stock owned by the ESOP are used to repay the ESOP borrowings, which were $83 million as of Dec. 31, 2000. Compensation expense related to Monsanto employees and included in the Statement of Consolidated Income (Loss) in 2000, 1999 and 1998 was $6 million, $11 million and $5 million, respectively. The following information relates to the Pharmacia ESOP plan in which the Monsanto employees participated for the years ended Dec. 31:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Total ESOP expense                                                $18            $31            $21
Interest portion of total ESOP expense                              8              9             10
Cash contribution                                                  21             37             14
Dividends paid on ESOP shares held                                  4              2              2
---------------------------------------------------------------------------------------------------

                              NOTE 14
                   STOCK-BASED COMPENSATION PLANS

Monsanto established three fixed stock option plans for employees in 2000. Under the Monsanto 2000 Management Incentive Plan (the 2000 Plan) and the Monsanto Non-Employee Director Equity Incentive Compensation
Plan (the Director Plan), the company may grant key officers, directors and employees of Monsanto or Pharmacia stock-based awards, including stock options, of up to 22.6 million shares of common stock. Other employees were granted options under the Monsanto Broad-Based Stock
Option Plan (the Broad-Based Plan) which permits the granting of a maximum of 2.7 million shares of common stock to employees other than officers subject to special reporting requirements. Under the plans, the exercise price of any option must be no less than the fair market value of the company's common stock on the grant date. The plans provide that the term of any option granted may not exceed 10 years and that each option may be exercised for such period as may be specified by the Board of Directors' People Committee which administers the plans.
     The Director Plan was established for directors who are not company employees or employees of our affiliates. Half of the annual retainer for each non-employee director will automatically be paid in the form of deferred stock, which are shares of common stock delivered at a specified time in the future. The remaining half of the director's annual retainer may be received in the form of non-qualified stock options, restricted common stock, deferred common stock or cash. The exercise price of any stock option will be the fair market value of the company's common stock on the grant date. The term of any options granted under the Director Plan is 10 years and the options vest in installments over the life of the director's term. The Director Plan is administered by a committee of company executives. Compensation expense recognized for the Director Plan was $359 thousand in 2000.
     The 2000 Plan also authorizes the grant of restricted or unrestricted shares. In 2000, 10,000 restricted shares were granted and vest in increments of 33 percent in 2001 and 67 percent in 2002. Compensation expense is measured based on the market price of Monsanto's common stock at the grant date and is recognized over the vesting period.
Compensation expense recognized for these restricted shares was $20 thousand in 2000.
     In addition, in 2000, four executives signed Phantom Share Agreements which provide each executive with a number of phantom shares of common stock equal to the cash severance and value of benefits continuation they would have received under a prior change-of-control agreement, divided by the IPO offering price. The phantom shares provide the holders the opportunity to earn a cash award equal to the fair value of the company's common stock upon the attainment of certain performance goals and vest on Oct. 1, 2002. As of Dec. 31, 2000, the company had 801,950 phantom shares outstanding and recognized $3 million in compensation expense related to the phantom shares. Compensation expense is measured based on the market price of Monsanto's common stock and recognized over the 24-month vesting period.

     In connection with the IPO on Oct. 23, 2000, Monsanto issued a one-time founder's grant of stock options to all of its employees under the 2000 Plan and the Broad-Based Plan. Approximately 22.3 million options were granted on that date, each of which has an exercise price of $20 per share. Founder's options vest to employees in increments of 50 percent in 2002 and 50 percent in 2003 with a maximum term of 10 years.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

     Prior to the IPO, Monsanto employees participated in Pharmacia incentive plans. Any related outstanding options held by Monsanto employees will be exercised, canceled or forfeited under the provisions of the Pharmacia plans. A summary of the status of the Monsanto plans for the period Oct. 23, 2000, through Dec. 31, 2000, follows:

------------------------------------------------------------------------------------
                                                                         OUTSTANDING
                                                     -------------------------------
                                                                    WEIGHTED-AVERAGE
                                                         SHARES       EXERCISE PRICE
------------------------------------------------------------------------------------
Balance outstanding
  Oct. 23, 2000                                              --               $   --
    Granted                                          22,607,420                20.07
    Exercised                                                --                   --
    Forfeited                                           (40,600)               20.00
------------------------------------------------------------------------------------
Balance outstanding
  Dec. 31, 2000                                      22,566,820               $20.07
------------------------------------------------------------------------------------


  Monsanto stock options outstanding at year-end are summarized as follows:

---------------------------------------------------------------------------------------------------
                                                                         WEIGHTED-
                                                                          AVERAGE          WEIGHTED-
                                                                        REMAINING           AVERAGE
RANGE OF EXERCISE                                                     CONTRACTUAL    EXERCISE PRICE
PRICES                                                   SHARES       LIFE (YEARS)        PER SHARE
---------------------------------------------------------------------------------------------------
$20.00                                               22,224,470               9.8            $20.00
$20.01-$25.29                                           342,350               9.9            $24.83
---------------------------------------------------------------------------------------------------

     As of Dec. 31, 2000, none of the Monsanto options were exercisable.
     As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the company has elected to follow the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for measuring and recognizing stock-based transactions with employees. Accordingly, no compensation expense has been recognized in relation to any of the Monsanto or Pharmacia option plans in which Monsanto employees participate. Had a determination of compensation expense for these plans been based on fair value at the grant dates for awards under these plans, consistent with the method of SFAS No. 123, Monsanto's net income (loss) would have been reduced by approximately $113 million or $0.44 per pro forma common share for 2000 ($37 million or $0.14 per pro forma common share is specifically attributable to Monsanto Plans), $37 million or $0.14 per pro forma common share for 1999 and $39 million or $0.15 per pro forma common share for 1998. Pro forma compensation expense may not be representative of compensation expense that will be incurred on a pro forma basis in future years.
     In computing the pro forma compensation expense, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted-average fair values of options granted to employees of Monsanto during 2000 were $7.24 for Monsanto stock options and $15.73 for Pharmacia stock options, and during 1999 and 1998 were $13.99, and $16.94, respectively, related to Pharmacia stock options. The following weighted-average assumptions were used for grants:

-----------------------------------------------------------------------------------------------------------------
                                                                     2000                  1999           1998
                                                            -----------------------      ---------      ---------
                                                            MONSANTO      PHARMACIA      PHARMACIA      PHARMACIA
                                                               PLANS          PLANS          PLANS          PLANS
-----------------------------------------------------------------------------------------------------------------
Expected dividend yield                                         1.96%          1.00%          0.34%          0.25%
Expected volatility                                             43.7%          26.0%          39.5%          30.0%
Risk-free interest rates                                         5.7%          6.75%           4.4%           5.6%
Expected option
  lives (years)                                                  3.5            5.0            4.1            4.0
-----------------------------------------------------------------------------------------------------------------

     Certain Monsanto employees were issued stock appreciation rights as part of Pharmacia's stock compensation plan. These rights entitle the employees to receive a cash amount determined by appreciation in the fair market value of the company's common stock between the date of the award and the date of exercise. Upon the closing of the merger of Pharmacia & Upjohn, Inc. with the former Monsanto Company on March 31, 2000, the rights vested. The company recognized compensation expense of $13 million associated with these rights in 2000. There was no compensation expense in 1999 and 1998.

                              NOTE 15
                    EARNINGS PER PRO FORMA SHARE

On Oct. 23, 2000, Monsanto sold 38,033,000 shares of its common stock at $20 per share in an IPO, including 3,033,000 shares of common stock with respect to which the underwriters exercised their overallotment option on Oct. 20, 2000. Subsequent to the offering, Pharmacia owned and continues to own 220,000,000 shares of common stock, representing 85.3 percent ownership of Monsanto. The company issued 10,000 restricted shares at the time of the IPO.
     Basic earnings per pro forma share for all periods were computed using the weighted average number of common shares outstanding (258,043,000) after the IPO. Diluted earnings per pro forma share in 2000 were calculated using the common shares outstanding plus the dilutive effect of common share equivalents totaling 0.5 million shares, based on outstanding stock options. The options expire in 2010.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                              NOTE 16
                   COMMITMENTS AND CONTINGENCIES

Commitments, principally in connection with uncompleted additions to property, were approximately $60 million, and commitments to purchase seed inventories were approximately $52 million, as of Dec. 31, 2000. Monsanto was contingently liable as a guarantor for bank loans and for miscellaneous receivables directly attributable to Monsanto totaling approximately $33 million as of Dec. 31, 2000. Future minimum payments under noncancelable operating leases, unconditional inventory purchases, and R&D alliances are $60 million for 2001, $53 million for 2002, $42 million for 2003, $31 million for 2004, $28 million for 2005, $26 million for 2006 and $9 million thereafter. Rent expense was $116 million, $72 million and $54 million for the years ended Dec. 31, 2000, 1999 and 1998, respectively.
     The more significant concentrations in Monsanto's trade receivables at year-end were from: U.S. agricultural product distributors for $784 million in 2000 and $709 million in 1999; customers in Argentina for $628 million in 2000 and $424 million in 1999; customers in Brazil for $495 million in 2000 and $383 million in 1999; European agricultural product distributors for $310 million in 2000 and $328 million in 1999; customers in Canada for $61 million in 2000 and $86 million in 1999; customers in the former Soviet Union for $17 million in 2000 and $74 million in 1999; and customers in Southeast Asia for $49 million in 2000 and $56 million in 1999. Management of Monsanto does not anticipate losses on its trade receivables in excess of established allowances.
     The patent protecting glyphosate, the active ingredient in Roundup(R), expired in the United States on Sept. 20, 2000. Excluding Roundup(R) lawn and garden products, Roundup(R) represents approximately 48 percent of total company sales in 2000. The United States is the largest market for Roundup(R).
     Monsanto's Statement of Consolidated Financial Position includes accrued liabilities of $10 million as of Dec. 31, 2000, and $7 million as of Dec. 31, 1999, for the remediation of existing and former manufacturing facilities and certain off-site disposal and formulation facilities. Monsanto's future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Monsanto at the sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. Monsanto does not expect the resolution of such uncertainties to have a material adverse effect on its financial position, profitability or liquidity.
     Pharmacia is a party to a number of lawsuits and claims relating to Monsanto, for which Monsanto assumed responsibility upon its separation from Pharmacia and which Monsanto is vigorously defending. Monsanto is also a party to litigation in its own name. Such matters relate to a variety of issues. Certain of the lawsuits and claims seek damages in very large amounts, or seek to restrict the company's business activities. Although the results of litigation cannot be predicted with certainty, it is management's belief that the final outcome of such litigation will not have a material adverse effect on Monsanto's financial position, profitability or liquidity.
     In April 1999, a jury verdict was returned against DEKALB Genetics (which is now a wholly owned subsidiary of Monsanto), in a lawsuit filed in U.S. District Court in North Carolina. The lawsuit was brought by Aventis CropScience S.A. (formerly Rhone Poulenc Agrochimie S.A.) (Aventis), claiming that a 1994 license agreement was induced by fraud stemming from DEKALB Genetic's nondisclosure of relevant information and that DEKALB Genetics did not have the right to license, make or sell products using Aventis' technology for glyphosate resistance under this agreement. The jury awarded Aventis $15 million in actual damages for unjust enrichment and $50 million in punitive damages. DEKALB Genetics has appealed this verdict, believes it has meritorious grounds to overturn the verdict and intends to vigorously pursue all available means to have the verdict overturned. An arbitration has been filed on behalf of Calgene LLC, a wholly owned subsidiary of Monsanto's, claiming that as a former partner of Aventis, Calgene is entitled to at least half of any damages, royalties or other amounts recovered by Aventis from Monsanto or DEKALB Genetics pursuant to these proceedings. No provision has been made in Monsanto's consolidated financial statements with respect to the award for punitive damages.
     On March 20, 1998, a jury verdict was returned against Pharmacia in a lawsuit filed in the California Superior Court. The lawsuit was brought by Mycogen Corporation (Mycogen), Agrigenetics, Inc. and Mycogen Plant Science, Inc. claiming that Pharmacia delayed providing access to certain gene technology under a 1989 agreement with Lubrizol Genetics Inc., a company which Mycogen subsequently purchased. The jury awarded $174.9 million in future damages. This jury award was overturned on appeal by the California Court of Appeals. The California Supreme Court has granted Mycogen's petition requesting further review. We will continue to vigorously pursue our position on appeal. No provision has been made in Monsanto's consolidated financial statements with respect to this verdict.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

                              NOTE 17
                    SEGMENT AND GEOGRAPHIC DATA

Monsanto manages its business in two segments: Agricultural Productivity, and Seeds and Genomics. The Agricultural Productivity segment consists of the crop protection products, animal agriculture and environmental technologies businesses. The Seeds and Genomics segment consists of global seeds and related traits businesses and genetic technology platforms. Sales between segments were not significant.

---------------------------------------------------------------------------------------------------
                                                         AGRICULTURAL      SEEDS AND
                                                         PRODUCTIVITY       GENOMICS          TOTAL
---------------------------------------------------------------------------------------------------
Net sales
  2000                                                         $3,885         $1,608        $ 5,493
  1999                                                          3,586          1,662          5,248
  1998                                                          3,500            948          4,448
Earnings (loss) before interest and taxes
  2000                                                          1,099           (581)           518
  1999                                                            897           (391)           506
  1998                                                            869           (835)            34
Depreciation and amortization expense
  2000                                                            209            337            546
  1999                                                            185            362            547
  1998                                                            175            193            368
Restructuring and other special items
  2000                                                             22            239            261
  1999                                                             27             74            101
  1998                                                             45            559            604
Equity affiliate expense
  2000                                                             (3)           (31)           (34)
  1999                                                             (9)            (9)           (18)
  1998                                                            (10)           (21)           (31)
Total assets
  2000                                                          6,104          5,622         11,726
  1999                                                          5,340          5,761         11,101
Capital expenditures
  2000                                                            439            143            582
  1999                                                            448            184            632
Investment in equity affiliates
  2000                                                             17             66             83
  1999                                                             51             75            126
---------------------------------------------------------------------------------------------------

     A reconciliation of earnings before interest and taxes to net income
(loss) before cumulative effect of accounting change for each year follows:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Earnings before interest and taxes                              $ 518          $ 506          $  34
Interest expense -- net                                          (184)          (243)           (94)
Income tax provision                                             (159)          (113)           (65)
---------------------------------------------------------------------------------------------------
Net income (loss) before cumulative
  effect of accounting change                                    $175           $150          $(125)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     Although inflation is relatively low in most of Monsanto's major markets, it continues to affect operating results. To mitigate the effect of inflation, Monsanto has implemented measures to control costs, to improve productivity, to manage new fixed and working capital, and to raise selling prices when government regulations and competitive conditions permit. In addition, the current costs of replacing certain assets are estimated to be greater than the historical costs presented in the financial statements. Accordingly, the depreciation expense reported in the Statement of Consolidated Income (Loss) would be greater if it were stated on a current-cost basis.
     Net sales and long-lived assets are attributed to geographic areas based upon the location of each of Monsanto's legal entities. For example, a sale from the United States to a customer in Latin America is reported as a U.S. export sale.

---------------------------------------------------------------------------------------------------------------------------------
                                                 NET SALES TO UNAFFILIATED CUSTOMERS
                                                     EXCLUDING INTER-AREA SALES                           LONG-LIVED ASSETS
                                             ------------------------------------------            ------------------------------
                                               2000              1999              1998              2000                    1999
---------------------------------------------------------------------------------------------------------------------------------
United States                                $3,089            $2,895            $2,515            $5,127                  $5,062
Latin America                                 1,103               932               682               801                     695
Europe-Africa                                   635               685               657               656                     742
Asia-Pacific                                    449               460               349               131                     142
Canada                                          217               276               245                14                      14
---------------------------------------------------------------------------------------------------------------------------------
  Total                                      $5,493            $5,248            $4,448            $6,729                  $6,655
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

                              NOTE 18
                   OTHER (EXPENSE) INCOME -- NET

The significant components of Other (Expense) Income -- net were:

---------------------------------------------------------------------------------------------------
                                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------
Equity affiliate expense                                         $(34)         $ (18)          $(31)
Gain (loss) on sale of businesses and assets                       (2)            37             (1)
Failed merger costs                                                --            (85)            --
Foreign currency losses                                           (22)           (25)           (15)
Royalty income                                                      2              7              7
Other miscellaneous income (expense)                                7            (20)            19
---------------------------------------------------------------------------------------------------
Other expense -- net                                             $(49)         $(104)          $(21)
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

     Equity affiliate expense includes investments in a number of affiliates that are accounted for using the equity method. Equity expense from Renessen LLC, a 50/50 joint venture between Monsanto and Cargill, was $31 million in 2000 and $15 million in 1999 and represented the most significant losses. Equity affiliate expense in 1998 included $20 million related to the cancellation of DEKALB Genetics stock options associated with the acquisition of the remaining 60 percent interest in DEKALB Genetics that Monsanto did not previously own.

                              NOTE 19
                     QUARTERLY DATA (UNAUDITED)

Monsanto adopted SAB 101 in the fourth quarter of 2000 and, as a result, the first three quarters of 2000 have been restated to reflect the adoption of that standard. See Note 3 -- New Accounting Standards -- to the consolidated financial statements for further details. The fourth quarter of 1999 was also restated as if Monsanto retroactively applied SAB 101 recognition guidelines to provide comparability with the fourth quarter of 2000.

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

---------------------------------------------------------------------------------------------------------------------------------
                                                                                  INCOME BEFORE           CUMULATIVE
                                                                              CUMULATIVE EFFECT               EFFECT
                                                                      GROSS       OF ACCOUNTING        OF ACCOUNTING
2000                                            NET SALES            PROFIT              CHANGE   CHANGE NET (NOTE 3)  NET INCOME
---------------------------------------------------------------------------------------------------------------------------------
1st Quarter -- as previously reported              $1,441            $  752               $ 117                 $ --        $ 117
               as restated                          1,321               633                  43                  (26)          17
---------------------------------------------------------------------------------------------------------------------------------
2nd Quarter -- as previously reported               1,849             1,052                 152                   --          152
               as restated                          2,007             1,206                 248                   --          248
---------------------------------------------------------------------------------------------------------------------------------
3rd Quarter -- as previously reported               1,003               454                 (66)                  --          (66)
               as restated                          1,006               457                 (64)                  --          (64)
---------------------------------------------------------------------------------------------------------------------------------
4th Quarter -- as reported                          1,159               427                 (52)                  --          (52)
---------------------------------------------------------------------------------------------------------------------------------
Total       -- as restated                          5,493             2,723                 175                  (26)         149
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

1999
---------------------------------------------------------------------------------------------------------------------------------
1st Quarter -- as previously reported              $1,483            $  784               $ 126                 $ --        $ 126
2nd Quarter -- as previously reported               1,653               969                 243                   --          243
3rd Quarter -- as previously reported                 983               426                (127)                  --         (127)
---------------------------------------------------------------------------------------------------------------------------------
4th Quarter -- as previously reported               1,129               513                 (92)                  --          (92)
               as restated                          1,087               471                (118)                  --         (118)
---------------------------------------------------------------------------------------------------------------------------------
Total       -- as previously reported               5,248             2,692                 150                   --          150
               as restated                          5,206             2,650                 124                   --          124
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
(AMOUNTS PER PRO FORMA COMMON SHARE)                           BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
                                                    ----------------------------------------------------------------
                                                        INCOME BEFORE                CUMULATIVE
                                                    CUMULATIVE EFFECT                    EFFECT
                                                        OF ACCOUNTING             OF ACCOUNTING
2000                                                           CHANGE        CHANGE NET (NOTE 3)          NET INCOME
--------------------------------------------------------------------------------------------------------------------
1st Quarter -- as previously reported                          $ 0.45                    $   --               $ 0.45
               as restated                                       0.17                     (0.10)                0.07
--------------------------------------------------------------------------------------------------------------------
2nd Quarter -- as previously reported                            0.59                        --                 0.59
               as restated                                       0.96                        --                 0.96
--------------------------------------------------------------------------------------------------------------------
3rd Quarter -- as previously reported                           (0.26)                       --                (0.26)
               as restated                                      (0.25)                       --                (0.25)
--------------------------------------------------------------------------------------------------------------------
4th Quarter -- as reported                                      (0.20)                       --                (0.20)
--------------------------------------------------------------------------------------------------------------------
Total       -- as restated                                       0.68                     (0.10)                0.58
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

1999
--------------------------------------------------------------------------------------------------------------------
1st Quarter -- as previously reported                          $ 0.49                     $  --               $ 0.49
2nd Quarter -- as previously reported                            0.94                        --                 0.94
3rd Quarter -- as previously reported                           (0.49)                       --                (0.49)
--------------------------------------------------------------------------------------------------------------------
4th Quarter -- as previously reported                           (0.36)                       --                (0.36)
               as restated                                      (0.46)                       --                (0.46)
--------------------------------------------------------------------------------------------------------------------
Total       -- as previously reported                            0.58                        --                 0.58
               as restated                                       0.48                        --                 0.48
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

     Historically, Monsanto has generated the majority of its sales during the first half of the year, primarily because of the timing of the planting and growing season. As a result, in each of the last two years all of its operating income was generated in the first half of the year and it incurred operating losses in the second half of the year.
     Net income for the first quarter of 2000 included a net after tax credit of $3 million primarily related to the reversal of restructuring reserves established in 1998 as a result of lower actual severance cost than originally estimated. The second quarter of 2000 included an after tax charge of $126 million to operations, primarily associated with our plan to more stringently focus on key programs within research and development. Net income for the third quarter of 2000 included a net after tax charge of $21 million primarily related to the elimination of certain nutrition research and development programs, as part of our ongoing plan to focus on key projects. The fourth quarter of 2000 included a net after tax charge of $53 million primarily related to facility closures and operation consolidations, as part of our ongoing plan to focus on key programs.
     Net income for the third quarter of 1999 included a net after tax charge of $44 million primarily related to the accelerated integration of agricultural and seed operations. The fourth quarter of 1999 includes an after tax charge of $53 million for a termination fee and other expenses

             NOTES to CONSOLIDATED FINANCIAL STATEMENTS
                          MONSANTO COMPANY

associated with the failed merger with Delta and Pine Land. Also included in the fourth quarter of 1999 was an after tax gain of $7 million principally resulting from the reversal of restructuring liabilities established in 1998. These restructuring liability reversals were required as a result of lower actual severance and facility shutdown costs incurred than were originally estimated. In addition, the fourth quarter included an after tax gain of $9 million for the sale of the Stoneville Pedigreed Seed Company.

                              NOTE 20
                         ADVERTISING COSTS

Costs incurred for producing and communicating advertising for the various brands and products were charged to selling, general and administrative expenses as incurred or expensed ratably during the year in relation to revenues or certain other performance measures.
Advertising costs were $103 million, $96 million, and $71 million in 2000, 1999, and 1998, respectively.

                              NOTE 21
                     RELATED PARTY TRANSACTIONS

On Sept. 1, 2000, the company entered into a Transition Services Agreement with Pharmacia, the company's majority shareowner. Under the agreement, Monsanto provides certain administrative support services for Pharmacia while Pharmacia primarily provides information technology support for Monsanto. In addition, the two companies pay various payroll charges, taxes, and travel costs that are associated with the business activities of the other. Monsanto and Pharmacia also rent research and office space from each other. Since Sept. 1, 2000, each party has charged the other entity rent based on a percentage of occupancy times the cost to operate the facilities. Monsanto recognized expenses of $25 million during the last four months of 2000 and recorded a reimbursement of $24 million for costs incurred on behalf of Pharmacia. As of Dec. 31, 2000, the company had a net receivable balance of $99 million with Pharmacia (excluding dividends payable), largely associated with transactions related to the separation agreement.
     Since the IPO closing date of Oct. 23, 2000, Pharmacia Treasury Services AB (PTS), a wholly owned subsidiary of Pharmacia, manages the loans and deposits of Monsanto's ex-U.S. subsidiaries. Interest rates and fees are comparable to the Commercial Paper (CP) rate and fees that Monsanto would have incurred with an independent CP dealer. As of Dec. 31, 2000, Monsanto was in a net borrowing position of $430 million with PTS. On Dec. 7, 2000, Monsanto declared a prorated quarterly dividend of $0.09 per share and recorded a related dividend payable to Pharmacia of $20 million.
                              NOTE 22
                           CAPITAL STOCK

The company is authorized to issue 1.5 billion shares of common stock, $0.01 par value, and 20 million shares of undesignated preferred stock, $0.01 par value. The board of directors has the authority, without action by the shareowners, to designate and issue preferred stock in one or more series and to designate the rights, preferences, and privileges of each series, which may be greater than the rights of the company's common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the holders of preferred stock.
     The authorization of undesignated preferred stock makes it possible for Monsanto's board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of management.
     There were no shares of preferred stock outstanding as of Dec. 31, 2000. As of that date, 258 million shares of common stock were outstanding and 25.3 million shares of common stock were reserved for employee and director stock options. Dividends on common stock of $23 million were payable as of Dec. 31, 2000.

                              NOTE 23
                        ACCOUNTS RECEIVABLE

The following table displays a roll-forward of allowances for doubtful trade accounts receivable for the year ended Dec. 31, 2000:

---------------------------------------------------------------------
Balance Jan. 1, 1998                                             $ 38
  Additions -- charged to expense                                  29
            -- acquisitions and adjustments                        16
  Deductions                                                       --
---------------------------------------------------------------------
Balance Dec. 31, 1998                                              83
  Additions -- charged to expense                                  70
            -- acquisitions and adjustments                         9
  Deductions                                                      (11)
---------------------------------------------------------------------
Balance Dec. 31, 1999                                             151
  Additions -- charged to expense                                  58
  Deductions                                                      (38)
---------------------------------------------------------------------
Balance Dec. 31, 2000                                            $171
---------------------------------------------------------------------
---------------------------------------------------------------------

                         MANAGEMENT REPORT



Monsanto Company's management is responsible for the fair representation and consistency, in accordance with generally accepted accounting principles, of all the financial information included in this annual report. Where necessary, the information reflects management's best estimates and judgments.
     Management is also responsible for maintaining a system of accounting controls with the objective of providing reasonable assurance that Monsanto's assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial information. An important consideration in this regard is the cost of control vs. the risk of loss. The effectiveness of internal control is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits.
     Management believes that Monsanto's system of internal control as of Dec. 31, 2000, was effective and adequate to accomplish the objectives described above.


/s/ Hendrik A. Verfaillie              /s/ Terrell K. Crews

Hendrik A. Verfaillie                  Terrell K. Crews
President and Chief Executive          Executive Vice President
  Officer                                and Chief Financial Officer

Feb. 21, 2001

                    INDEPENDENT AUDITORS' REPORT




To the Shareowners of Monsanto Company:

We have audited the accompanying statement of consolidated financial position of Monsanto Company and subsidiaries as of Dec. 31, 2000 and 1999, and the related statements of consolidated income (loss), cash flows, shareowners' equity and comprehensive income (loss) for each of the three years in the period ended Dec. 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Monsanto Company and subsidiaries as of Dec. 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 2000, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 3 to the consolidated financial statements, in 2000 Monsanto Company changed its method of recognizing revenue to conform to the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
Feb. 12, 2001

                     APPENDIX FOR EXHIBIT 13

Throughout the electronic submission, trademarks are designated on each page by the letter "R" in parentheses or the letters "TM" in parentheses; whereas, in the printed copy of the Form 10-K, all trademarks are indicated by the appropriate symbol for the mark.